SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      ✓

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Unaudited Financial Statements for the period ended on March 31, 2005 in comparative format.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the

Unaudited Consolidated Financial Statements

For the nine-month period ended

March 31, 2005

In comparative format

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of March 31, 2005 and June 30, 2004

In thousand of pesos (Notes 1, 2 and 3)

	March 31, 2005	June 30, 2004
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	142,857	93,096
Investments (Note 9)	82,787	70,804
Mortgages and leases receivables, net (Note 6)	61,263	34,431
Other receivables (Note 7)	61,624	52,748
Inventories (Note 8)	27,666	10,572

Total Current Assets	376,197	261,651

NON-CURRENT ASSETS
Mortgages receivables, net (Note 6)	5,842	2,836
Other receivables (Note 7)	129,118	125,794
Inventories (Note 8)	32,394	19,962
Investments (Note 9)	559,163	524,434
Fixed assets, net (Note 10)	1,337,601	1,265,666
Intangible assets, net	5,942	2,427

Subtotal Non-Current Assets	2,070,060	1,941,119
Goodwill, net	(37,743)	174

Total Non-Current Assets	2,032,317	1,941,293

Total Assets	2,408,514	2,202,944

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	58,897	43,008
Mortgages payable	2,187	2,218
Customer advances (Note 11)	34,056	25,454
Short term-debt (Note 12)	146,442	135,127
Salaries and social security charges	7,714	7,981
Taxes payable	28,537	11,641
Other liabilities (Note 13)	27,756	30,593

Total Current Liabilities	305,589	256,022

NON-CURRENT LIABILITIES
Trade accounts payable	2,087	2,865
Customer advances (Note 11)	34,963	28,802
Long term-debt (Note 12)	386,123	468,807
Taxes payable	13,041	6,207
Other liabilities (Note 13)	35,530	10,150

Total Non-Current Liabilities	471,744	516,831

Total Liabilities	777,333	772,853

Minority interest	436,644	470,237
SHAREHOLDERS´ EQUITY	1,194,537	959,854

Total Liabilities and Shareholders´ Equity	2,408,514	2,202,944

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Alejandro G. Elsztain Second Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the nine–month periods beginning on

July 1, 2004 and 2003

and ended March 31, 2005 and 2004

In thousand of pesos, except “earnings per share” (Notes 1, 2 and 3)

	March 31, 2005	March 31, 2004
Sales, leases and services	271,890	185,854
Cost of sales, leases and services	(117,459)	(100,050)

Gross profit	154,431	85,804
Selling expenses	(26,277)	(15,257)
Administrative expenses	(43,457)	(31,738)

Subtotal	(69,734)	(46,995)
Net gain (loss) in credit card trust	393	(159)

Operating income (Note 4)	85,090	38,650
Amortization of goodwill	(1,322)	(2,198)
Financial results generated by assets:
Interest income	2,807	4,004
Interest on discount by assets	234	1,675
Gain on financial operations	26,649	84,036
Exchange (loss) gains	(2,133)	12,811

Subtotal	27,557	102,526
Financial results generated by liabilities:
Interest on discount by liabilities	(134)	(331)
Discounts	2,387	7,235
Exchange losses	7,459	(12,811)
Financial expenses	(40,566)	(46,192)

Subtotal	(30,854)	(52,099)

Financial results, net	(3,297)	50,427
Equity gain (loss) from related parties	58,728	(13,107)
Other income and expenses, net (Note 14)	(6,263)	687

Income before taxes and minority interest	132,936	74,459
Income tax and asset tax	(41,255)	(24,424)
Minority interest	(13,476)	(4,804)

Net income for the period	78,205	45,231

Earnings per share
Basic (Note 24)	0.302	0.206
Diluted (Note 24)	0.179	0.123

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Alejandro G. Elsztain Second Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the nine–month periods beginning on

July 1, 2004 and 2003

and ended March 31, 2005 and 2004

In thousand of pesos (Notes 1, 2 and 3)

	March 31, 2005	March 31, 2004
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	122,913	193,058
Cash and cash equivalents as of end of period	165,521	105,755
Net increase (decrease) in cash and cash equivalents	42,608	(87,303)
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	78,205	45,231
Plus income tax accrued for the period	41,255	24,424
Adjustments to reconcile net income to cash flows from operating activities:
• Equity in earnings from related parties	(58,728)	13,107
• Minority interest	13,476	4,803
• Allowances and provisions	7,519	261
• Accrual for director’s fees	3,682	—
• Amortization and depreciation	54,997	51,805
• Financial results	(29,734)	(62,979)
• Results from sale of fixed assets	413	—
• Results from sale of inventories	(15,501)	—
Changes in operating assets and liabilities:
• Decrease in current investments	603	4,111
• Increase in non-current investments	—	(11,756)
• Increase in mortgages and leases receivables	(34,736)	(8,873)
• Decrease (Increase) in other receivables	7,718	(3,620)
• (Increase) Decrease in inventory	(5,130)	4,375
• Increase in intangible assets	(1,994)	(242)
• Increase (decrease) in taxes payable, salaries and social security charges and customer advances	1,197	(3,060)
• Increase in trade accounts payable	12,646	6,206
• Increase in accrued interest	8,928	9,183
• Decrease in other liabilities	(10,222)	(19,187)

Net cash provided by operating activities	74,594	53,789

CASH FLOWS FROM INVESTING ACTIVITIES:
• Payment for companies acquired net of cash acquired	(4,163)	—
• Increase in non-current investments	(13,772)	—
• Acquisition of minority interests	(16,443)	—
• Purchase of shares and options of Banco Hipotecario S.A.	—	(127,281)
• Sale of shares of Banco Hipotecario S.A.	—	46,031
• Payment for acquisition of undeveloped parcels of land	(462)	(340)
• Purchase and improvements of fixed assets	(42,643)	(16,886)
• Sale of fixed assets	—	24

Net cash used in investing activities	(77,483)	(98,452)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in short-term and long-term debt	76,025	5,800
• Payment of short-term and long-term debt	(101,195)	(66,159)
• Dividends paid to minority shareholders	(10,300)	(4,536)
• Cash contribution from minority shareholders	—	(301)
• Payment for seller financing	—	(1,150)
• Issuance of common stock	86,789	23,706
• Guarantee for swap of defaulted credit	(5,822)	—

Net cash provided by (used in) financing activities	45,497	(42,640)

NET INCREASE ( DECREASE) IN CASH AND CASH EQUIVALENTS	42,608	(87,303)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Alejandro G. Elsztain Second Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine–month periods beginning on

July 1, 2004 and 2003

and ended March 31, 2005 and 2004

In thousand of pesos (Notes 1, 2 and 3)

	March 31, 2005	March 31, 2004
Supplemental cash flow information
Cash paid during the period for:
• Interest	40,890	35,602
• Income tax	813	783

Non-cash activities:

• Increase in fixed assets through a decrease in inventory	123	40
• Increase in inventory through a decrease in fixed assets	5,994	2,606
• Increase in intangible assets through a decrease in fixed assets	2,126	31
• Issues of certificates	—	4,368
• Liquidation of certificates	—	1,322
• Increase in fixed assets through a decrease in undeveloped parcels of lands	—	51,501
• Increase in inventory through a decrease in undeveloped parcels of lands	25,979	10,748
• Increase in fixed assets through trade accounts payable	1,482	—
• Increase in other receivables through a decrease in inventory	—	5,890
• Increase in other receivables through an increase in taxes payable	—	3,178
• Retained interest in credit card receivables	7,501	—
• Liquidation of interest in credit card receivables	3,004	—
• Decrease in short-term and long-term debt through an increase in other liabilities	—	1,326
• Increase in fixed assets through a decrease in other receivables	103	—
• Attached funds offset by allowances for contingencies	185	—
• Increase in shareholder´s equity through an increase in other receivables	482	—
• Increase in fixed assets through a decrease a long - term investments	596	—
• Conversion of negotiable obligations into ordinary shares	69,207	21,969

Alejandro G. Elsztain Second Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine–month periods beginning on

July 1, 2004 and 2003

and ended March 31, 2005 and 2004

In thousand of pesos (Notes 1, 2 and 3)

	March 31, 2005	March 31, 2004
Acquisitions of subsidiary companies:

Mortgages and leases receivables	1,489	—
Other receivables	4,761	—
Fixed assets	86,931	—
Intangible assets	12	—
Trade accounts payable	(983)	—
Customer advances	(3,325)	—
Short-term and long-term debt	(38,178)	—
Related parties	(3,133)	—
Salaries and social security charges	(203)	—
Taxes payable	(754)	—
Dividends payable (includes Ps. 75 payable to Alto Palermo (APSA))	(300)	—
Other liabilities	(16,182)	—
Allowances	(4,458)	—

Net non-cash assets acquired	25,677	—

Cash and cash equivalents acquired	1,239	—

Net assets acquired	26,916	—

Minority interest	(8,398)	—
Equity value before the acquisition	(5,087)	—
Higher value of fixed assets acquired	1,558	—

Purchase price of acquired subsidiary companies	14,989	—

Cash and cash equivalents acquired	(1,239)	—
Seller financing	(9,587)	—

	4,163	—

Alejandro G. Elsztain Second Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

For the nine–month periods beginning on

July 1, 2004 and 2003

and ended March 31, 2005 and 2004

Amounts expressed in thousand

NOTE 1: BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its balance sheets at March 31, 2005 and June 30, 2004 and the statements of income and cash flows for the nine-month periods ended March 31, 2005 and 2004 line by line with the financial statements of its controlled companies, following the procedure established in Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

The consolidated financial statements for the nine-month periods ended March 31, 2005 and 2004 have not been audited. The Company’s management considers that they include all the necessary adjustments to fairly present the results for the periods referred to.

The consolidated results for the nine-month periods ended March 31, 2005 and 2004 do not necessarily reflect proportionality the Company’s consolidated results for the complete fiscal years.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT OR INDIRECT % OF CAPITAL		DIRECT OR INDIRECT % OF VOTING SHARES
COMPANIES	March 31, 2005	June 30, 2004	March 31, 2005	June 30, 2004
Ritelco S.A.	100,00	100,00	100,00	100,00
Palermo Invest S.A.	66,67	66,67	66,67	66,67
Abril S.A.	83,33	83,33	83,33	83,33
Pereiraola S.A.	83,33	83,33	83,33	83,33
Baldovinos S.A.	83,33	83,33	83,33	83,33
Hoteles Argentinos S.A.	80,00	80,00	80,00	80,00
Llao LLao Resorts S.A. (1)	50,00	50,00	50,00	50,00
Buenos Aires Trade & Finance Center S.A.	100,00	100,00	100,00	100,00
Alto Palermo S.A. (“APSA”)	60,68	53,81	60,68	53,81

(*)	The above holdings do not contemplate the effects on the proportional equity value from the conversion of irrevocable contributions into shares.
(1)	In accordance with Technical Pronouncement No. 21 adopted by the Company during the year ended on June 30, 2004, the Company started to consolidate this subsidiary on a line-by-line basis, taking into account other indicators that must be analyzed to determine whether control exists. The financial statements presented in comparative form were restated accordingly.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 1: (Continued)

b.	Acquisition and consolidation of related companies

On September 29, 2004, Alto Palermo (APSA) entered into a purchase-sale agreement for the purchase of 49.9% of the capital stock of Perez Cuesta S.A.C.I.. The transaction was approved by the National Commission for the Defense of Competition on November 17, 2004. As a result of this acquisition, Alto Palermo S.A. (APSA) holds 68.8% of the capital stock of that company, the main activity of which is the operation of the Mendoza Plaza Shopping mall in the city of Mendoza.

Until the date of the above transaction, APSA held a 18.90% participation in the capital stock of Perez Cuesta S.A.C.I.

For purchase details, see Note 27.

NOTE 2: CONSIDERATION OF THE EFFECTS OF INFLATION

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low materiality of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items is the domestic wholesale price index published by the National Institute of Statistics and Census.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 2: (Continued)

Comparative information

Balance sheet items at June 30, 2004 shown in these unaudited consolidated financial statements for comparative purposes arise from the audited annual consolidated financial statements corresponding to the year then ended.

The balances at March 31, 2005 of the Statements of Income, Changes in Shareholders’ Equity and Cash Flows are disclosed in comparative format with the same period of the previous fiscal year.

Certain amounts in the financials statements at June 30, 2004 and at March 31, 2004 were reclassified for disclosure on a comparative basis with those for the period ended March 31, 2005.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. Note 1 to the basic financial statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Shares of Banco Hipotecario S.A.

Since June 30, 2004, as a consequence of the situation described in Note 17, the Company and Ritelco S.A. value the shares of Banco Hipotecario S.A. by the equity method of accounting.

b.	Revenue recognition

The Company’s revenues mainly stem from office rental, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

See Note 4 for details on the Company’s Operating business segments. As discussed in Note 1, the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E..

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 3: (Continued)

b.	(Continued)

•	Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 3: (Continued)

b.	(Continued)

•	Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as earned on the close of each business day.

c.	Intangible assets, net

Intangible assets are carried at cost adjusted for inflation as mentioned in Note 2, less accumulated amortization. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls. Those expenses are amortized by the straight-line method in periods ranging from 2 to 3 years for each shopping mall, beginning as from the date of inauguration.

•	Property development expenses

Expenses incurred in relation to the selling of development properties, including advertising, commissions and other expenses, are charged to the results for the period in which the corresponding income is accrued, based on the percentage of completion method.

d.	Goodwill

The negative goodwill represents the market value of net assets of the subsidiaries at the percentage participation acquired in excess of acquisition cost. The goodwill has been restated following the guidelines mentioned in Note 1.4. to the basic financial statements and amortization has been calculated by the straight-line method based on an estimated useful life of 20 years,

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 3: (Continued)

d.	(Continued)

considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Additionally, also included was the goodwill from the controlled company APSA, originating from the purchase of shares of Tarshop S.A. and Fibesa S.A., which is amortized through the straight-line method over a period of not more than 10 years.

Amortization has been classified under “Amortization of goodwill” in the Statements of Income.

NOTE 4: SEGMENT INFORMATION

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Development and sale of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, and Others. As discussed in Note 1, the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E..

A general description of each segment follows:

•	Development and sale of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and other non-shopping center rental properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other non-retail building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 4: (Continued)

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes the results in equity investees of the Company relating to the banking activity, internet, telecommunications and other technology-related activities of the Company.

The Company measures its reportable segments based on operating income. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating income. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the unaudited financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of March 31, 2005:

	Sales and developments	Office and Others (a)	Shopping centers	Hotels	Financial and other operations	Total
Sales, leases and services	28,343	13,652	161,629	68,266	—	271,890
Costs of sales, leases and services	(12,837)	(5,587)	(62,637)	(36,398)	—	(117,459)
Gross profit	15,506	8,065	98,992	31,868	—	154,431
Selling expenses	(1,384)	(654)	(16,726)	(7,513)	—	(26,277)
Administrative expenses	(5,072)	(4,198)	(20,176)	(14,011)	—	(43,457)
Net gain in credit card trust	—	—	393	—	—	393

Operating income	9,050	3,213	62,483	10,344	—	85,090

Depreciation and amortization (b)	177	4,827	42,795	6,930	—	54,729

Addition of fixed assets and intangible assets	421		39,786	2,436		42,643
Non-current investments in other companies	—	—	953	—	211,785	212,738

Operating assets	297,833	268,940	1,113,303	132,067	—	1,812,143
Non-Operating assets	70,376	63,549	22,891	2,125	437,430	596,371
Total assets	368,209	332,489	1,136,194	134,192	437,430	2,408,514

Operating liabilities	9,065	7,856	129,970	21,550	—	168,441
Non-Operating liabilities	95,384	96,635	187,973	32,231	196,669	608,892
Total liabilities	104,449	104,491	317,943	53,781	196,669	777,333

(a)	Includes offices, commercial and residential.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of March 31, 2004

	Sales and developments	Office and Others (a)	Shopping centers	Hotels	Financial and other operations	Total
Sales, leases and services	16,951	10,929	103,398	54,576	—	185,854
Costs of sales, leases and services	(13,668)	(6,159)	(51,130)	(29,093)	—	(100,050)
Gross profit	3,283	4,770	52,268	25,483	—	85,804
Selling expenses	(1,505)	(522)	(7,092)	(6,138)	—	(15,257)
Administrative expenses	(3,959)	(2,890)	(13,617)	(11,272)	—	(31,738)
Net loss in credit card trust	—	—	(159)	—	—	(159)

Operating (loss) income	(2,181)	1,358	31,400	8,073	—	38,650

Depreciation and amortization (b)	(1,349)	4,456	39,736	6,069	—	48,912

Addition of fixed assets and intangible assets (c)	232	54	12,210	4,390	—	16,886
Non-current investments in other companies (c)	—	—	7,198	—	162,659	169,857

Operating assets (c)	295,869	275,849	992,036	131,478	—	1,695,232
Non-operating assets (c)	59,335	55,321	59,469	7,019	326,568	507,712
Total assets (c)	355,204	331,170	1,051,505	138,497	326,568	2,202,944

Operating liabilities (c)	6,598	6,652	94,386	14,330	—	121,966
Non-operating liabilities (c)	105,598	107,362	185,907	36,733	215,287	650,887
Total liabilities (c)	112,196	114,014	280,293	51,063	215,287	772,853

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	At June 30, 2004

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 5: CASH AND BANKS

The breakdown for this item is as follows:

	March 31, 2005	June 30, 2004
Cash in local currency	1,535	904
Cash in US$	5,088	3,742
Banks in local currency	13,337	14,761
Banks in US$	25,827	43,430
Banks in EUR	172	161
Special current accounts in local currency	1	13
Foreign accounts	95,077	29,137
Checks to be deposited	1,820	948

	142,857	93,096

NOTE 6: MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	March 31, 2005		June 30, 2004
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	2,031	886	772	1,062
Unearned interest	(14)	(3)	(13)	(15)
Debtors from rent and credit card	50,167	5,916	28,423	1,834
Debtors from leases under legal proceedings	22,050	—	23,865	—
Debtors from sales under legal proceedings	2,418	—	2,495	—
Checks to be deposited	16,981	—	9,810	—
Related parties	252	—	79	—
Trade accounts receivable for hotel activities	7,020	—	4,299	—
Less:
Allowance for doubtful accounts	(514)	—	(485)	—
Allowance for doubtful leases	(39,128)	(957)	(34,814)	(45)

	61,263	5,842	34,431	2,836

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 7: OTHER RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2005		June 30, 2004
	Current	Non- Current	Current	Non- Current
Asset tax credits	15,649	34,330	1,009	56,522
Value added tax	765	1,411	1,010	1,428
Related parties	1,037	59	20,377	12
Guarantee deposits	288	5	500	33
Prepaid expenses	7,532	327	3,260	—
Guarantee for swap of defaulted credit (Note 15)	—	5,754	—	—
Expenses to be recovered	4,504	—	2,462	—
Fund administration	200	—	208	—
Advances to be rendered	80	—	1,213	—
Gross sales tax	533	625	407	438
Deferred income tax	—	53,529	—	53,339
Debtors under legal proceeding	55	—	119	—
Sundry debtors	2,801	—	2,139	—
Operation pending settlement	2,214	—	474	—
Income tax prepayments and withholdings	2,196	—	2,860	—
Country club debtors	412	—	412	—
Trust accounts receivable	412	2,294	870	433
Tax credit certificates	—	—	563	—
Interest rate swap receivable	15,840	—	13,816	—
Mortgages receivables	—	2,208	—	2,208
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Credit from barter of “Edificios Cruceros” (1)	5,754	—	—	5,836
Tax on personal assets	3,583	814	4,856	—
Allowance for uncollectibility of tax on personal assets	(3,255)	(814)	(3,887)	—
Credit from barter of Benavidez (Note 26)	—	8,632	—	8,755
Pre-paid insurance	130	—	—	—
Credit from barter of Dique III (Note 20)	—	23,102	—	—
Judicial attachments (Note 25)	788	—	—	—
Present value – other receivables	—	(1,083)	—	(1,384)
Other	106	133	80	382

	61,624	129,118	52,748	125,794

(1)	See note 1.6.f. to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 8: INVENTORIES

The breakdown for this item is as follows:

	March 31, 2005		June 30, 2004
	Current	Non- Current	Current	Non- Current
Dock 13	1,578	—	37	—
Dorrego 1916	13	—	13	—
Minetti “D”	33	—	33	—
Madero 1020	1,262	—	—	—
Rivadavia 2768	—	—	124	—
Torres Jardín	245	—	245	—
V. Celina	43	—	43	—
Abril / Baldovinos	4,496	3,365	3,239	4,548
San Martín de Tours	9,572	—	4,744	—
Torres de Abasto	540	—	555	—
Dique III	8,283	9,776	—	—
Resale merchandise	303	—	138	—
Bonus merchandise	47	—	87	—
Torres Rosario	—	19,253	—	15,414
Other inventories	1,251	—	1,314	—

	27,666	32,394	10,572	19,962

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 9: INVESTMENTS

The breakdown for this item is as follows:

	March 31, 2005	June 30, 2004
Current
Letes (1)	321	—
Cedro (1)	11	67
Bocanova (1)	—	266
Boden (1)	37	32
IRSA I Trust Exchangeable Certificate (1)	79	252
Time deposits and money markets	20,167	25,837
Mutual funds (2)	53,990	37,627
Tarshop Trust (1)	4,967	6,677
Banco Ciudad de Bs. As. Bond (1)	322	14
Metroshop Trust	105	—
Discounts Ar (1)	2,458	—
Other investments (1)	330	32

	82,787	70,804

Non-current
Banco de Crédito y Securitización S.A.	4,360	4,590
Banco Hipotecario S.A.	207,425	158,069
Pérez Cuesta S.A.C.I.	—	5,763
E-Commerce Latina S.A	953	1,435
IRSA I Trust Exchangeable Certificate	4,391	5,675
Tarshop Trust	18,810	13,411
Amount paid in excess of face value for APSA convertible bonds	25,163	11,523
Banco Ciudad de Bs. As. Bond	625	887
Other investments	48	37

	261,775	201,390

Undeveloped parcels of land:
Constitucion 1111	1,261	1,261
Dique IV	6,399	6,160
Caballito plots of land	19,898	19,898
Padilla 902	71	71
Pilar	3,408	3,408
Torres Jardín IV	2,568	2,568
Puerto Retiro (Note 15)	46,397	46,424
Santa María del Plata	124,882	124,783
Pereiraola	21,875	21,875
Dique III	—	25,979
Air space Supermercado Coto	10,442	10,442
Caballito	29,717	29,717
Neuquén	9,983	9,983
Alcorta Plaza	17,548	17,545
Other parcels of undeveloped land	2,939	2,930

	297,388	323,044

	559,163	524,434

(1)	Not considered as cash for purposes of the unaudited consolidated statements of cash flow.
(2)	Ps. 49,737 and Ps. 31,866 at March 31, 2005 and June 30, 2004 respectively, correspond to the “Dolphin Fund PLC”, not considered as cash for purpose of the consolidated statement of cash flow.

Ps. 1,756 and Ps. 1,781 at March 31, 2005 and June 30, 2004 respectively, correspond to the NCH Development Partner fund not considered as cash for purpose of the consolidated statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 10: FIXED ASSETS, NET

The breakdown for this item is as follows:

	March 31, 2005	June 30, 2004
Hotels
Llao-Llao	31,537	30,827
Hotel Intercontinental	55,487	57,447
Hotel Libertador	36,772	37,795

	123,796	126,069

Office buildings
Avda. de Mayo 595	4,308	4,419
Avda. Madero 942	2,182	2,213
Edificios costeros (Dique II)	19,454	19,726
Laminar Plaza	30,710	31,126
Libertador 498	42,108	42,679
Libertador 602	2,594	2,628
Madero 1020	1,354	4,047
Maipú 1300	44,793	45,432
Reconquista 823	17,488	17,733
Rivadavia 2768	122	—
Sarmiento 517	117	121
Suipacha 652	10,476	10,641
Intercontinental Plaza	64,076	65,152
Costeros Dique IV	19,867	20,123

	259,649	266,040

Commercial real estate
Alsina 934	1,436	1,457
Constitución 1111	492	494

	1,928	1,951

Other fixed assets
Abril	1,386	1,944
Alto Palermo Park	492	500
Thames	3,033	3,197
Other	3,074	3,470

	7,985	9,111

Shopping Center
Alto Avellaneda	100,768	107,333
Alto Palermo	215,388	229,117
Paseo Alcorta	66,328	69,003
Abasto	204,719	210,696
Patio Bullrich	117,084	121,678
Buenos Aires Design	21,553	23,381
Alto Noa	28,298	29,589
Alto Rosario	78,003	53,295
Mendoza Plaza Shopping	74,549	—
Other properties	11,009	11,074
Other fixed assets	26,544	7,329

	944,243	862,495

Total	1,337,601	1,265,666

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 11: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	March 31, 2005		June 30, 2004
	Current	Non- Current	Current	Non- Current
Admission rights	17,213	24,923	11,495	17,444
Leases advances	6,407	10,040	5,451	11,358
Customer advances	9,357	—	8,508	—
Advance for the sale of land (1)	1,079	—	—	—

	34,056	34,963	25,454	28,802

(1)	Corresponding to an advance payment of Euros 300 received by Villa Hermosa S.A. relating to a preliminary purchase/sale contract for a plot of land that is currently an integral part of the property located in Rosario, on which APSA plans to build high-rise buildings for housing. The transaction is subject to certain conditions. The liability is disclosed net of expenses incurred by the Company on behalf of Villa Hermosa S.A..

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 12: SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	March 31, 2005		June 30, 2004
	Current	Non- Current	Current	Non- Current
Convertible bond APSA 2006 (1)	—	45,320	—	53,578
Accrued interest- Convertible bond APSA 2006 (1)	906	—	2,310	—
Negotiable obligations APSA /SAPSA (2)	48,328	—	74,630	—
Accrued interest- Negotiable obligations APSA / SAPSA (2)	3,460	—	2,116	—
Bank debts (3)	75,749	59,490	47,273	56,556
Accrued interest - bank debts (3)	977	5,654	236	4,108
Bond 100 M. (4)	—	183,986	—	255,922
Interest-Bond 100 M. (4)	5,588	—	2,632	—
Negotiable obligations 2009 - principal amount (5)	10,904	82,463	5,528	91,915
Negotiable obligations 2009 - accrued interest (5)	530	9,210	402	6,728

	146,442	386,123	135,127	468,807

1)	Corresponding to the Negotiable Bonds Convertible to stock (CNB) issued by APSA for a value of US$ 50 million, as detailed in Note 22 to the unaudited consolidated financial statements, net of the CNB underwritten by the Company for U$S 31.7 thousand and net of fees and expenses related to issue of debt to be accrued.
2)	The balance at March 31, 2005 corresponds to certificates of general unsecured notes of APSA amounting to Ps. 48,400, originally issued for a total amount of Ps. 85,000 face value, net of issuing expenses, falling due on April 7, 2005, date on which the principal was fully paid. The terms of the notes required APSA to maintain certain ratios and financial conditions, certain indicators and levels of indebtedness, as well as establishing limits to the obtaining of new loans. The balance at June 30, 2004 also included negotiable obligations issued jointly by APSA and SAPSA, with a balance of Ps. 26,512 which was paid during the period.
3)	The balance at March 31, 2005 is made up mostly of the following loans:

(a)	Unsecured loan expiring in 2009 as set out in Note 6 to the basic financial statements for Ps. 57,448 (Ps. 59,957 at June 30, 2004).
(b)	US$ 11 million loan granted by Deutsch Bank to APSA on March 4, 2005 with payments of principal and interest falling due as from April 4, 2005 of US$ 5 million and February 1, 2006 and August 1, 2006 of US$ 3 million each. The loan accrues annual interest equivalent to LIBOR plus 3.25%. On April 4, 2005 the Company paid the first installment of principal plus interest. See Note 31.
4)	Corresponding to the issue of Convertible Negotiable Bonds of the Company for a total value of US$ 100 million as set forth in Notes 6 and 12 to the unaudited financial statements.
5)	Corresponding to the issue of Negotiable Bonds secured with certain Company assets maturing in the year 2009, as detailed in Note 6 and 11 b. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 13: OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2005		June 30, 2004
	Current	Non- current	Current	Non- current
Seller financing (1)	10,927	5,010	5,781	—
Dividends payable	39	—	2,379	—
Related parties	3,029	1,750	3,150	—
Guarantee deposits	637	2,922	503	3,030
Provision for lawsuits	6,499	10,949	6,439	6,549
Directors´ fees	3,686	—	6,862	—
Advances to directors	(3,570)	—	—	—
Rebilled condominium expenses	339	—	368	—
Directors´ deposits	—	8	—	8
Sundry creditors	125	—	322	—
Fund administration	518	—	519	—
Pending settlements for sales of plots	107	—	149	—
Contributed leasehold improvements and unearned income (Note 29)	1,431	14,883	212	690
Donations payable	2,410	—	3,029	—
Present value – other liabilities	—	(4)	—	(139)
Trust account payable	283	—	282	—
Other	1,296	12	598	12

	27,756	35,530	30,593	10,150

(1)	The balances are comprised of:

a.	Ps. 5,435 relating to the financing obtained for the purchase of the Shopping Neuquén S.A. shares made by APSA on July 6, 1999 (Ps. 3,265 of principal and Ps. 2,170 of C.E.R.). This loan accrues an interest equivalent to LIBOR for six months. At March 31, 2005 the LIBOR rate for six months was 3.4%.
b.	Ps. 4,724 that fall due on September 29, 2005 and Ps. 5,010 that fall due on September 29, 2006 corresponding to the financed purchase of shares of Perez Cuesta S.A.C.I. (See Note 27).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 14: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	March 31, 2005	March 31, 2004
Other income:
Gain from the sale of fixed assets and intangible assets	7	134
Recovery of allowance	70	1,617
Other	863	1,510

	940	3,261

Other expenses:
Unrecoverable VAT	(554)	(534)
Donations	(180)	(395)
Loss from sale of fixed assets	(35)	—
Contingencies for lawsuits	(189)	(828)
Debit and credit tax	(545)	(640)
Tax on personal assets	(5,603)	—
Other	(97)	(177)

	(7,203)	(2,574)

Other income and expenses, net	(6,263)	687

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 15: RESTRICTED ASSETS

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of The Company) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the real estate property near Puerto Madero denominated “Planta 1” which was acquired from Tandanor S.A. in June 1993.

Indarsa had purchased 90% of the capital stock of Tandanor, a formerly state owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the purchase of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa. Since the only asset of Indarsa was the shareholdings in Tandanor, the Ministry of Defense is pursuing to extend the bankruptcy to Puerto Retiro S.A..

The legal proceedings have practically reached the end of the time allowed to produce evidence. Puerto Retiro S.A. answered the complaint and appealed the provisional remedy, which was dismissed on December 14, 2000. The next steps will be the allegations and the handing down the sentence in original jurisdiction.

Management and the legal counsel of Puerto Retiro S.A. believe that the extension of the bankruptcy will be dismissed by the Court.

Hoteles Argentinos S.A. mortgage loan

The Extraordinary Shareholders’ Meeting held on January 5, 2001 approved taking a long-term mortgage loan from Bank Boston N.A. for a total amount of US$ 12,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300 and one final payment of US$ 6,300. The agreement was signed on January 26, 2001.

Interest is paid quarterly in arrears at an annual interest rate equivalent to LIBOR for year loans plus the applicable mark-up per the contract, which consists in a variable interest rate that in the period ended March 31, 2005 was 5.92125%.

The guarantee granted was a senior mortgage on a Company property, which houses the Hotel Sheraton Libertador Buenos Aires.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 15: (Continued)

As a result of the economic situation, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 falling due on January 26, April 29, July 29 and October 26, 2002; January 29, April 29, July 29 and October 29, 2003; January 29, April 29, July 29 and October 29, 2004 and the interest installments totaling US$ 1,515 falling due on July 29 and October 26, 2002; January 29, April 29, July 29 and October 29, 2003; January 29, April 29, July 29, and October 29, 2004; January 29 and April 29, 2005 were not paid. Although Hoteles Argentinos’ Management is renegotiating the debt with its creditors, as failure to pay the installments when due entitles the creditors to require acceleration of principal and interest maturities, the loan has been classified and is shown under current financial loans. On March 5, 2004, BANKBOSTON N.A. formally notified Hoteles Argentinos S.A. that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., domiciled at 461 Fifth Avenue, 10th floor, New York, NY 10017, USA, all the rights and obligations arising from the loan agreement entered into on January 26, 2001 between Hoteles Argentinos S.A. as borrower and BankBoston N.A., as lender, together with all the changes, guarantees and insurance policies related to that contract.

On December 16, 2004 Ritelco S.A. purchased the loan of US$ 12,951 that our controlled company (80%) Hoteles Argentinos S.A. owed Marathon Master Fund, Ltd. for US$ 7,925.

On March 23, 2005 Ritelco S.A. sold the above loan to Credit Suisse First Boston (“CSFB”) for US$ 8,000, signing a Credit Default Swap contract between CSFB and the Company, which guarantees the payment of HASA’s debt and in the event of non-compliance establishes that the Company must repurchase this credit. In guarantee of compliance with the contract, the Company made a payment of US$ 2,000 to CSFB which is disclosed in the Other Non-current Credits caption.

Hoteles Argentinos S.A. has begun the process of restructuring and refinancing its debt, for which it must present a plan for the restructuring of the total debt prior to September 15, 2005, which will expire on March 23, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 15: (Continued)

Alto Palermo S.A.- Restricted assets.

a)	Under other current liabilities, Shopping Neuquén S.A. includes Ps. 42 in financial loans, corresponding to a mortgage set up on acquired land for Ps. 3,314.

b)	On January 18, 2001, Shopping Alto Palermo S.A. issued negotiable obligations secured by all the shares representing its corporate capital transferred in trust in favor of their holders. These negotiable obligations were settled during the period.

c)	At March 31, 2005, the Company holds funds under other current receivables amounting to Ps. 108 attached by the National Labor Court of First Instance No. 40 in relation to the case “Del Valle Soria, Delicia against New Shopping S.A.” claiming unfair dismissal.

d)	The shares of Emprendimiento Recoleta S.A. owned by APSA (representing 51% of the equity) are pledged. The net consolidated assets for this shareholding interest amount to Ps. 14,861.

e)	At March 31, 2005 there was a balance of US$ 50 million in the Other Current Receivables caption, corresponding to funds that guaranteed the interest rate swap contract entered into by APSA. This contract was settled after the closing of the period.

f)	Guarantees and restricted assets of Pérez Cuesta S.A.C.I.:

Creditor	Debt at 03.31.05	Type of guarantee	Pledged item	Book value at 03.31.05
Banco General de Negocios S.A.	406	Assignment of concession contracts	Assignment of rights arising from the concession contracts entered into between PEREZ CUESTA S.A.C.I. and the following concession holders: Roberto Giordano, Farinatta, Ricky Sarkany, Cristóbal Colón, In Crescendo, Cloter, G-Shop, Caffarena, A Punto, Mr. Dog and Ferruccio Soppelsa	—

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 16: TARSHOP CREDIT CARD RECEIVABLE SECURITIZACION

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to trusts that issues certificates to public and private investors

Under the securitization programs, the trust may issue two types of certificates representing undivided interests in the trust - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the receivables transferred to the trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the trusts) and the certificates issued by the trusts. The latter are recorded at their equity values at the closing of the period on the basis of the financial statements issued by the trusts.

NOTE 17: INCREASE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On December 30, 2003, the Company purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2.3868 per share and 37,537 options at US$ 33.86 each, granting the later the right to purchase an additional total amount of 3,753,700 shares. This transaction implied a total disbursement of US$ 11.1 million.

Furthermore, on February 2, 2004, the Company and its subsidiary Ritelco S.A. exercised a substantial portion of the options acquired mentioned above, jointly with the options held before the end of the year. Accordingly, 4,773,853 shares for a total of Ps. 33.4 million were acquired.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 17: (Continued)

During the last quarter of 2004, the Company sold a participation in Banco Hipotecario S.A. (2,487,571 shares) to IFIS S.A. (indirect shareholder of the Company) at a unit price of Ps. 7.0 (market value), the total amount of the operation being US$ 6.1 million, generating a loss of Ps. 1.6 million.

Therefore, at the date of issuing these financial statements, the total holding amounted to 17,641,015 shares.

NOTE 18: INVESTMENT IN IRSA TELECOMUNICACIONES N.V.

In the fourth quarter of the year ended June 30, 2000, Ritelco S.A. had invested US$ 3.0 million, in the form of irrevocable capital contributions, into two unrelated companies, namely, Red Alternativa S.A., a provider of satellite capacity to Internet service providers, and Alternativa Gratis S.A., an Internet service provider (referred to herein as the “Companies”). At that date, the Companies were development stage companies with no significant operations.

Between July 2000 and August 2000, Ritelco S.A., together with Dolphin Fund Plc, increased their respective investments in the above mentioned Companies, in exchange for shares of common stock. In a series of transactions, which occurred between August 2000 and December 2000, (i) Ritelco S.A. formed IRSA Telecomunicaciones N.V. (“ITNV”), a holding company organized under the laws of the Netherlands Antilles, for the purposes of completing a reorganization of the Companies (the “Reorganization”) and (ii) Ritelco S.A., Dolphin Fund Plc and the previous majority shareholder of the Companies contributed their respective ownership interests in the Companies into ITNV in exchange for shares of common stock of ITNV.

In September and December 2000, Ritelco S.A. had made additional contributions to ITNV for US$ 3 million.

On December 27, 2000, the shareholders of ITNV entered into an agreement with Quantum Industrial Partners LDC (“QIP”) and SFM Domestic Investment LLC (“SFM” and together with QIP referred to herein as the “Investors”) (the “Shareholders Agreement”), under which the Investors contributed US$ 4.0 million in cash in exchange for 1,751,453 shares of Series A mandatorily redeemable convertible preferred stock and an option to purchase 2,627,179 additional shares of mandatorily redeemable convertible preferred stock. Pursuant to the terms of the Shareholders Agreement, options were granted for a period up to five years and at an exercise price equal to the quotient of US$ 6.0 million by 2,627,179 preferred shares.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 18: (Continued)

As a result of the Reorganization, the Companies are now wholly-owned subsidiaries of ITNV and Ritelco S.A. holds a 49.36% interest in ITNV.

On or after December 27, 2005, ITNV might be required, at the written request of holders of the then outstanding Series A preferred stock to redeem such holders’ outstanding shares of series A preferred stock for cash at the greater of (i) 200% of the original issue price multiplied by the number of preferred stock to be redeemed, and (ii) the fair market value of the common shares each holder of Series A preferred stock would have been entitled to receive if such holder had converted the number of Series A preferred stock to be redeemed into common stock at the redemption date; plus in the case of (i) and (ii), any accrued or declared but unpaid dividends.

The investment in ITNV is valued at zero at the closing of the reported periods.

NOTE 19: MORTGAGE RECEIVABLE SECURITIZATION

The Board of Directors of IRSA, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24.441, was approved by the National Securities Commission by means of Resolution No. 13.040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, IRSA, Inversora Bolívar S.A. and Baldovinos S.A. (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above program, the trustors have sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,585 to the Trustee, in exchange for cash and the issuance by the Trustee of Participation Certificates. The different types of Participation Certificates issued by the Trustee are set out as follows:

•	Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300 with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 19: (Continued)

•	Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000 with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

•	Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600 with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following working day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the Last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

•	Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,686. These grant the right to collect monthly the sums arising from the Cash Flows, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002. Pursuant to Decree No. 214/02, receivables and debts in U.S. dollars in the Argentine financial system as of January 6, 2002, were converted to pesos at the rate of exchange of Ps. 1 per US$ 1 or its equivalent in another currency and are adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS, and also to modify the nominal value of the Participation Certificates Class D, with the new nominal value being Ps. 10,321.

At March 31, 2005, the value of Class D Participation Certificates amounted to Ps. 3,725 in IRSA, Ps. 594 in Inversora Bolívar S.A., and Ps. 151 in Baldovinos S.A.. Class A, B, and C Certificates have been totally amortized at the end of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 20: EXCHANGE AND OPTION CONTRACT

On September 7, 2004, Buenos Aires Trade & Finance Center S.A. and DYPSA, Desarrollos y Proyectos Sociedad Anónima signed an exchange and option contract whereby DYPSA proposed to acquire plots 1c) and 1e) belonging to the Company valued at US$ 8,030 and US$ 10,800, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lot and individual storage space. As consideration for the exchange of plot 1c), DYPSA agreed to deliver housing units, parking lots and storage spaces within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the first building.

Furthermore, DYPSA has an option to acquire plot 1e) mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. In this case, DYPSA agreed to deliver within a maximum term of 36 months housing units, individual storage space and parking lots representing in the aggregate 31.50% of the housing unit area built in the second building.

These exchange transactions were subject to the approval of the project by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably at the closing of this period.

On November 25, 2004 the deed of conveyance of title of the lot 1c) in favor of DYPSA was signed, establishing the consideration in kind and at the same time the option to acquire in barter lot 1e) by such company as explained in the first paragraph of this Note. In guarantee of this transaction, DYPSA set up a first degree mortgage for US$ 8,030 on lot 1c).

The option to exchange lot 1 e) is subject to the construction of the 13th floor of the building to be constructed on lot 1 c).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 21: DERIVATIVE INSTRUMENTS

Interest rate swaps

Alto Palermo S.A. (APSA) uses certain financial instruments to reduce its global financing costs. Furthermore, APSA has not used the financial instruments to hedge future operations or commitments.

At March 31, 2005 and 2004, APSA held only one derivative financial instrument outstanding, an interest swap valued at its estimated settlement cost. The changes in this market value are computed in results.

In order to minimize its financing costs, APSA entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. At March 31, 2001 the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturity in April 2005. This swap agreement initially allowed APSA to reduce the net cost of its debt. However, subsequent to June 30, 2001, APSA modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, APSA converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturity in April 2005. As of March 31, 2005 the interest rate swap had an estimated settlement cost (fair value) of US$ 45.0 million (liability). This balance was totally paid on April 1, 2005 with the use of the guarantee deposit of US$ 50.5 million, with APSA collecting the difference of US$ 5.5 million in cash. During the periods ended March 31, 2005 and 2004, the Company recorded profits amounting to Ps. 5.2 million and Ps. 13.9 million, respectively.

Options and future contracts to purchase metals

During the current period, Ritelco S.A. entered into future contracts for the purchase of silver. In accordance with its risk administration policies, Ritelco S.A. enters into future metal contracts for speculative purposes.

In guarantee of futures transactions, Ritelco S.A. maintains a guarantee deposit of Ps. 1,664 (Ps. 1,231 net of the holding results generated by the transactions).

Additionally, Ritelco S.A. signed purchase option contracts for metals for Ps. 1,253 with a market value at closing amounting to Ps. 337.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 21: (Continued)

The result generated during the nine-month period ended March 31, 2005 corresponding to the silver future transactions amounted to Ps. 1,228 (equivalent to U$S 390) which is recorded in the line “Results from operations and holding- investments” in the Statement of Income.

NOTE 22: ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE FOR SHARES

On July 19, 2002, Alto Palermo S.A. issued Series I of Negotiable Obligations convertible for ordinary shares, par value of Ps. 0.10 each, for up to US$ 50,000.

After the end of the period granted to exercise the accretion right, the Negotiable Obligations convertible for Shares for US$ 50,000 were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14.196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the convertible Negotiable Obligations are as follows:

•	Issue currency: US dollars.

•	Due date: July 19, 2006.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•	Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

The Convertible Negotiable Obligations were paid in cash or through the exchange for obligations due from APSA at the time of the subscription.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 22: (Continued)

APSA applied the funds obtained from the offering of securities to the payment of expenses and fees relating to issuing and placement of convertible negotiable obligations, payment of liabilities with shareholders and repurchase of negotiable obligations Class A-2 and B-2 the latter belong to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocation of funds duly presented to the National Securities Commission.

At March 31, 2005, certain holders of Convertible Negotiable Obligations have exercised their right to convert them for a total amount of US$ 2.72 million, generating the issuing of 78,042,363 ordinary shares with a face value of V$N. 0.1 each. The total amount of Convertible Negotiable Obligations at March 31, 2005 was US$ 47.28 million of which US$ 31.7 million correspond to IRSA’s holding which is eliminated in consolidation.

NOTE 23: ALTO PALERMO - COMMITMENT TO MAKE CONTRIBUTIONS AND OPTIONS GRANTED TO ACQUIRE SHARES IN RELATED COMPANIES

APSA and Telefónica de Argentina S.A. have committed to make capital contributions in E-Commerce Latina S.A. for Ps. 10 million, payable during April 2001, according to their respective shareholdings, and, if approved by the Board of Directors of E-Commerce Latina S.A., to make an optional capital contribution for up Ps. 12 million for the development of new lines of business, of which Telefónica de Argentina S.A. would contribute 75% of that amount.

On April 30, 2001, Alto Palermo S.A. and Telefónica de Argentina S.A. made a contribution of Ps. 10 million, according to their respective shareholdings.

Additionally, E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands´ corporation created to act on behalf of Altocity.com´s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter´s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 24: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the diluted weighted-average number of ordinary shares. The latter has been determined considering the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into ordinary shares, for up to US$ 100,000.

	03.31.05	03.31.04
Weighted - average outstanding shares	258,854	219,139
Conversion of negotiable obligations	239,722	339,480
Weighted - average diluted ordinary shares	498,576	558,619

Below is a reconciliation between net income used for calculation of the basic and diluted earnings per share.

	03.31.05	03.31.04
Result for calculation of basic earnings per share	78,205	45,231
Exchange difference	(3,421)	6,560
Interest	14,595	16,741
Income tax	—	—

Result for calculation of diluted earnings per share	89,379	68,532

Net basic earnings per share	0.302	0.206
Net diluted earnings per share	0.179	0.123

NOTE 25: PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones Sociedad Anónima), predecessor of Llao Llao Resorts S.A. in the operation of the hotel complex “Hotel Llao Llao”, which was awarded by Resolution No. 1/91 issued by the National Parks Administration, was sued in 1997 by that Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to US$ 2,870. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of the mentioned amount in Argentine external debt securities available at the date of the ruling, plus interest accrued through payment, and compensatory and punitive interest and lawyers’ fees.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 25: (Continued)

On March 2, 2004, the Company made a deposit of Ps. 7,191 in Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and a transfer of Argentine external debt securities class FRB - FRB L+13/16 2005 for a total nominal value of US$ 4,127, equivalent to Ps. 1,964. The total amount settled on that date was Ps. 9,155.

The intervening court served notice to the plaintiff of payment made, and on June 30, 2004 the plaintiff presented a writing rejecting that payment, considering it partial settlement of the debt arising from the firm judgement filed in the records of the case, and requested the setting up of a time deposit with the funds paid, automatically renewable every thirty days, until final payment of the total debt.

The Court resolved the matter by considering notice to have been served; as regards the amount due, the plaintiff must conform the claim to current regulations. Until final resolution of the matter, Banco de la Ciudad de Buenos Aires was instructed to appropriate the funds to a renewable time deposit.

The plaintiff’s lawyers filed a motion in relation to their fees in the case, as they understood that the amount agreed should have been paid in U.S. dollars and not in pesos, estimating the difference, in comparison with the amount already paid, in US$ 384. In a provisional remedy, an order was issued to attach the Company’s current accounts, which occurred in March 2005 in the amount of Ps. 788. These frozen funds are disclosed in the Other Current Receivables caption.

At March 31, 2005 the Company had an allowance set up for Ps. 4,643 as a result of an assesment made of the status of the lawsuit and on the basis of the estimates made by Management. The allowance recorded reflects the probable loss to be incurred as a result of the differences in the settlement of interest and expenses past due and unpaid.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 26: OPTION FOR THE ACQUISITION OF BENAVIDEZ

On December 3, 2003, Inversora Bolívar S.A. and Desarrolladora El Encuentro S.A. (DEESA) signed a revocable option agreement for the acquisition of real property, whereby Inversora Bolívar S.A. granted an option to acquire land in Benavídez to DEESA.

In March 2004, DEESA notified Inversora Bolívar S.A. and the latter accepted the exercise of the mentioned option. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$ 3,980 to Inversora Bolívar S.A., of which US$ 980 were paid during the previous quarter and the balance of US$ 3,000 will be paid through the exchange of 110 residential plots already chosen and identified in the option contract mentioned in the first paragraph of this note. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000 in guarantee of compliance with the operation and delivered US$ 500 to Inversora Bolívar S.A. corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and will be returned as follows: 50% at the time of certification of 50 % of the progress of work and the remaining upon certification of 90% of work progress.

NOTE 27: ACQUISITION OF SHARES IN MENDOZA PLAZA SHOPPING

On September 29, 2004, Alto Palermo S.A. entered into a purchase-sale contract covering 49.9% of the capital stock of Pérez Cuesta S.A.C.I. for US$ 5.3 million, of which US$ 1.77 million were paid on December 2, 2004. The remaining balance will be paid in two installments of US$ 1.77 million each on September 29, 2005 and 2006.

Through this acquisition, APSA became holder of 68.8% of the capital stock of the above company, the main activity of which is the exploitation of the Mendoza Plaza Shopping center in the city of Mendoza.

The operation was notified to the National Commission for the Defense of Competition in compliance with the regulations of the Ministry of Economy, having been approved by that Commission on November 17, 2004.

On December 2, 2004 a final purchase agreement was signed, the shares were transferred and a special shareholders’ meetings was held, which decided the amendment of the by-laws to change the corporate name from Pérez Cuesta S.A.C.I. to Mendoza Plaza Shopping S.A..

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 27: (Continued)

At March 31, 2005 the deed implementing the changes in the Company’s by-laws had been signed before Public Notary; approval by the enforcement agencies is currently pending.

Simultaneously with the purchase-sale of the shares of Pérez Cuesta S.A.C.I., Alto Palermo S.A. entered into the following contracts:

•	Put option with Banco de Chile, whereby the latter was entitled, although not obliged, to assign a mortgage loan agreement to Alto Palermo S.A. (APSA) originally granted to Pérez Cuesta S.A.C.I. amounting to US$ 15.5 million and a credit line fully disbursed to that company amounting to US$ 2.5 million; Perez Cuesta S.A.C.I. had failed to comply with its payment obligations.

The loans are secured by the assignment in guarantee of rental payments to be made by Falabella S.A. to Pérez Cuesta S.A.C.I..

The documentation was notarized on March 30, 2005 by which Banco de Chile transferred all the mortgage rights to Alto Palermo S.A. (APSA) and the latter acquired the credit for US$ 8.5 million. Alto Palermo S.A. (APSA) plans to capitalize this loan.

•	Call option with HSBC Bank Argentina S.A., whereby Alto Palermo S.A. was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. assumed an irrevocable obligation to transfer, a loan agreement originally granted to Pérez Cuesta S.A.C.I. amounting to US$ 7.0 million which the latter failed to pay. The loan is secured through the assignment in guarantee of rental payments to be made by Angulo Hermanos S.A. and Garbarino S.A..

On March 29, 2005 Alto Palermo S.A. (APSA) transferred the purchase option entered into with HSBC Bank Argentina S.A. to Pérez Cuesta S.A.C.I for the same value as originally agreed and on the same day Pérez Cuesta S.A.C.I. exercised the option, paying Ps. 6.1 million for the settlement of the loan, (corresponding to the exercise price of Ps. 7.2 million, net of the premium paid of Ps. 0.7 million and rental fees collected by HSBC Bank Argentina S.A. amounting to Ps. 0.4 million).

•	Agreement with Inversiones Falabella Argentina S.A. establishing as the following:

1.	Capitalization terms were agreed in the event that Alto Palermo S.A. or one of its subsidiaries is assigned the loan from Banco de Chile or other bank loan and propose its capitalization through Company’s contributions.

2.	Upon maturity of the lease agreement currently in force between Pérez Cuesta S.A.C.I. and Inversiones Falabella, Alto Palermo S.A. will provide for the granting of an option to the latter for the renewal of the contract under the same terms as the current contract, with certain changes expressly established in the contract in force.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 27: (Continued)

3.	In its capacity as surety, Alto Palermo S.A. will ensure payment by Pérez Cuesta S.A.C.I. to Falabella S.A. of the loan held by the former amounting to US$ 1.05 million, under the terms established in the contract.

4.	Inversiones Falabella Argentina S.A. will have an irrevocable right to sell its shares in Pérez Cuesta S.A.C.I. (put option) to APSA, which may be exercised until the last business day of October 2008, for a total consideration of US$ 3.0 million according to the conditions expressly established in the contract.

NOTE 28: INAUGURATION OF ALTO ROSARIO SHOPPING

On November 9, 2004 APSA inaugurated a new shopping center, Alto Rosario Shopping, in the city of Rosario, Province of Santa Fe. An hypermarket was inaugurated in December.

On April 12, 2005 the second stage of Shopping Alto Rosario was inaugurated. The project now includes 141 shops with the best and most varied brands on the market.

The third stage of the project will be inaugurated at the beginning of June, and will include the opening of the Showcase cinema theatres. It is estimated that this will involve 14 theatres with cutting edge technology, seating 3,400.

Lastly, there remains the opening of Museo de los Niños (Children’s Museum) that will consolidate the offer of the Shopping Center. Thus, the shopping center will be supported by the offer of a variety of proposals according to the public needs, entertainment areas, services and public spaces of the highest standard. As with the rest of APSA shopping centers, APSA will endeavor to ensure that its customers identify with its proposal.

NOTE 29: CONTRIBUTED LEASEHOLD IMPROVEMENT AND UNEARNED INCOME

In May 1996 Pérez Cuesta S.A.C.I. entered into a contract with Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) regarding the concession of the exploitation of services for sales of fuel, lubricants and car-washing to be provided on the premises of the shopping center. The duration of the contract is for 15 years, paying a price of Ps. 1,700 in advance, which is being accrued on the basis of the term of the agreement. At closing the amount of Ps. 1,523 was pending of accrual.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 29: (Continued)

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets in Pérez Cuesta S.A.C.I., recognizing the related gain over the term of the contract. At closing the amount of Ps. 332 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten theatres in the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Pérez Cuesta S.A.C.I. was capitalized as a fixed asset, with a balancing entry as deferred gains, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 11,103 was pending of accrual.

On February 2, 1999 Pérez Cuesta S.A.C.I. entered into a contract with Riocruz S.C.S. (Tienda C&A), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2,926, which is being accrued over a period of 10 years, as from April 1999, date on which it was registered with the Real Estate Record Office. At the end of the period the amount of unearned income totaled Ps. 2,615.

NOTE 30: PURCHASE OFFER

On March 10, 2005 Buenos Aires Trade and Finance Center S.A. received a purchase offer from DYPSA, Desarrollos y Proyectos Sociedad Anónima, for a plot of land corresponding to lot 1 d) belonging to Buenos Aires Trade and Finance Center S.A. amounting to US$ 8,000. In guarantee of this offer, DYPSA, Desarrollos y Proyectos Sociedad Anónima handed the Company a check (issued with a non-transferable clause and not negotiable) in the amount of Ps. 580.

On April 8, 2005 the Company received another purchase offer from DYPSA, Desarrollos y Proyectos Sociedad Anónima, for the same lot mentioned above, but for a purchase value of US$ 8,500, thus annulling the offer received on March 10, 2005.

On May 6, 2005 the expiry of the DYPSA, Desarrollos y Proyectos Sociedad Anónima’s purchase offer dated April 8, 2005 for the plot was extended. The new expiry date falls on May 23, 2005. Therefore, DYPSA, Desarrollos y Proyectos Sociedad Anónima, handed the Company a deferred payment check for the amount of Ps. 580 with date of payment of May 9, 2005. If the offer is not accepted, this check will be returned within two days of expiry of the period for offer or rejection.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Contd.)

NOTE 31: SUBSEQUENT EVENTS

Merger by absorption with Alto Research and Development S.A.

APSA has initiated a corporate reorganization process to merge by absorption with its controlled company (100% directly and indirectly owned) Alto Research and Development S.A. in order to reduce administrative costs in both companies, take advantage of the synergy and improve the planning of goals for both companies.

Syndicated loan

On April 5, 2005 APSA accepted a syndicated loan from Banco Rio de la Plata S.A. and Bank Boston N.A. amounting to Ps. 50 million, which it will repay in four half-yearly equal installments. The final due date of the transaction falls on April 5, 2007.

During the first year this loan will accrue interest at a fixed rate of 7.875 % and during the second year, will accrue an interest at the Central Bank survey rate plus 3%.

The terms of this loan require that APSA maintain certain financial ratios and conditions, and certain indicators and levels of indebtedness.

The funds from this loan were used to pay the balance of Ps. 48.4 million of the Negotiable Obligations, issued originally for Ps. 85 million. See Note 12.

Interest rate swap

On April 1, 2005 APSA collected the balance of US$ 5.51 million of the guarantee deposit for the interest rate swap contract. These funds were used to settle the first installment of the loan granted by Deutsche Bank for US$ 5 million. See Note 7 and 9.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the

Unaudited Financial Statements

For the nine-month period ended

March 31, 2005

In comparative format

IRSA Inversiones y Representaciones

Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements at March 31, 2005

compared with the same period of the previous year

Stated in thousand of pesos

Fiscal year No. 62 beginning July 1º, 2004

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 25, 1943

Of last amendment:	July 2, 1999

Registration number with the Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 10)

	Authorized for Public Offer of Shares	In thousand of pesos
Type of stock		Subscribed	Paid up
Common stock, 1 vote each	338,372,526	338,373	338,373

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of March 31, 2005 and June 30, 2004

In thousand of pesos (Note 1)

	March 31, 2005	June 30, 2004
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	66,285	7,523
Investments (Exhibits C, D and G)	16,410	14,576
Mortgages and leases receivables, net (Note 3 and Exhibit G)	2,522	4,611
Other receivables (Note 4 and Exhibit G)	7,260	14,980
Inventories (Note 5)	12,809	5,430

Total Current Assets	105,286	47,120

NON-CURRENT ASSETS
Mortgages and leases receivables, net (Note 3)	19	37
Other receivables (Note 4 and Exhibit G)	76,728	74,682
Inventories (Note 5)	255	233
Investments (Exhibits C, D and G)	1,202,623	1,077,696
Fixed assets, net (Exhibit A)	199,291	204,958

Total Non-Current Assets	1,478,916	1,357,606

Total Assets	1,584,202	1,404,726

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	2,331	2,055
Mortgages payable (Exhibit G)	2,187	2,218
Customer advances (Exhibit G)	753	1,040
Short term-debt (Note 6 and Exhibit G)	36,106	12,192
Salaries and social security charges	624	802
Taxes payable (Exhibit G)	6,337	2,177
Other liabilities (Note 7 and Exhibit G)	5,697	5,751

Total Current Liabilities	54,035	26,235

NON-CURRENT LIABILITIES
Long term-debt (Note 6 and Exhibit G)	332,052	415,229
Customer advances	820	1,312
Taxes payable	1,571	817
Other liabilities (Note 7 and Exhibit G)	1,187	1,279

Total Non-Current Liabilities	335,630	418,637

Total Liabilities	389,665	444,872

SHAREHOLDERS’ EQUITY	1,194,537	959,854

Total Liabilities and Shareholders’ Equity	1,584,202	1,404,726

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Second Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the nine – month periods beginning on

July 1, 2004 and 2003

and ended March 31, 2005 and 2004

In thousand of pesos (Note 1)

	March 31, 2005	March 31, 2004
Sales, leases and services	14,136	20,861
Cost of sales, leases and services (Exhibit F)	(7,189)	(16,502)

Gross profit	6,947	4,359
Selling expenses (Exhibit H)	(1,039)	(1,011)
Administrative expenses (Exhibit H)	(10,702)	(6,533)

Subtotal	(11,741)	(7,544)
Results from operations and holding of real estate assets	—	—

Operating loss	(4,794)	(3,185)
Financial results generated by assets:
Interest income	7,196	8,143
Exchange (loss) gain	(1,425)	12,413
Financial results	5,119	20,082
Interest on discount by assets	(117)	697

Subtotal	10,773	41,335
Financial results generated by liabilities:
Discounts	—	7,235
Exchange gain (loss)	5,719	(10,476)
Interest on discount by liabilities	(8)	17
Financial expenses (Exhibit H)	(24,451)	(29,747)

Subtotal	(18,740)	(32,971)

Total financial results, net	(7,967)	8,364
Net gain from related parties (Note 9.c.)	98,174	44,091
Other income and expenses, net (Note 8)	(4,932)	(1,024)

Income before tax	80,481	48,246
Asset tax (Note 1.6 m., n. and 13)	(2,276)	(3,015)

Net income for the period	78,205	45,231

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Second Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the nine – month periods beginning on

July 1, 2004 and 2003

and ended March 31, 2005 and 2004

In thousand of pesos (Note 1)

	Shareholders’ contributions				Reserved earnings	Accumulated deficit	Total as of March 31, 2005	Total as of March 31, 2004
	Common Stock	Inflation adjustment of common stock	Additional paid-in-capital	Total	Legal reserve
Balances as of beginning of year	248,803	274,387	595,505	1,118,695	19,447	(178,288)	959,854	809,186
Issuance of common stock	89,570	—	66,908	156,478	—	—	156,478	45,675
Net income for the period	—	—	—	—	—	78,205	78,205	45,231

Balances as of March 31, 2005	338,373	274,387	662,413	1,275,173	19,447	(100,083)	1,194,537

Balances as of March 31, 2004	238,253	274,387	588,924	1,101,564	19,447	(220,919)		900,092

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Second Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the nine – month periods beginning on

July 1, 2004 and 2003

and ended March 31, 2005 and 2004

In thousand of pesos (Note 1)

	March 31, 2005	March 31, 2004
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	9,864	120,292
Cash and cash equivalents as of end of period	66,594	20,978

Net increase (decrease) in cash and cash equivalents	56,730	(99,314)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	78,205	45,231
Plus asset tax accrued for the period	2,276	3,015
Adjustments to reconcile net income to cash flows from operating activities:
• Net gain from related parties	(98,174)	(44,091)
• Allowances and provisions	4,089	58
• Accrual for directors’ s fees	3,570	—
• Amortization and depreciation	4,230	3,761
• Financial results	(16,221)	(26,921)
Changes in operating assets and operating liabilities:
• Decrease in current investments	9,077	9,517
• Increase in non – current investments	—	(610)
• Decrease in mortgages and leases receivables	2,103	100
• Decrease in other receivables	5,189	7,526
• (Increase) Decrease in inventory	(4,860)	2,829
• Decrease in taxes payable, salaries and social security and customer advances	(4,874)	(4,412)
• Increase (Decrease) in accounts payable	275	(557)
• Increase in accrued interest	7,839	11,045
• Decrease in other liabilities	(8,158)	(7,942)

Net cash used in operating activities	(15,434)	(1,451)

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease from equity interest in subsidiary companies	491	1,047
• Acquisition of minority interest	(1,382)	(42,040)
• Purchase of shares and options of Banco Hipotecario S.A.	—	(77,873)
• Sales of shares of Banco Hipotecario S.A.	—	35,656
• Purchase of shares of Alto Palermo S.A.	(21,755)	(2,952)
• Sales of Alto Palermo S.A. shares	5,029	3,273
• Purchase of Negotiable Obligations issued by Alto Palermo S.A.	(29,715)	—
• Sales of Negotiable Obligations issued by Alto Palermo S.A.	9,876	—
• Purchase and improvements of undeveloped parcels of lands	(338)	(105)
• Loans collected from related parties	4,980	13,367
• Purchase and improvements of fixed assets	(413)	(753)
• Dividends collected in affiliated companies	12,372	5,464

Net cash used in investing activities	(20,855)	(64,916)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment related to the credit default swap agreement	(5,822)	—
• Increase of short – term and long – term debt	12,047	—
• Repayment of short – term and long term debt	(4,407)	(55,503)
• Repayment of debt for acquisition of shares in controlled companies	—	(1,150)
• Loans obtained from controlled companies	4,412	—
• Issuance of common stock	86,789	23,706

Net cash provided by (used in) financing activities	93,019	(32,947)

Net increase (decrease) in cash and cash equivalents	56,730	(99,314)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain Second Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the nine - month periods beginning on

July 1, 2004 and 2003

and ended March 31, 2005 and 2004

In thousand of pesos (Note 1)

	March 31, 2005	March 31, 2004
Supplemental cash flow information

• Interest paid	15,179	—
• Income tax paid	—	—

Non-cash activities:

• Increase in inventory through a decrease in fixed assets	2,665	2,606
• Increase in fixed assets through a decrease in inventory	123	40
• Conversion of Convertible Notes into ordinary shares	69,207	21,969
• Conversion of convertible Notes of Alto Palermo S.A.	3,676	—
• Decrease in short – term and long – term debt through an increase in other liabilities	—	1,326
• Increase in shareholders’ equity through an increase in other receivables	482	—
• Increase in other current receivables through an increase in current taxes payable	—	2,854
• Increase in other current receivables through an increase in other current liabilities	4,069	—
• Increase in other non-current receivables through a decrease in inventory	—	5,890
• Increase in non – current investment through a decrease in other receivables	—	14,200
• Decrease in non – current investment through an increase in other receivables	—	2,220

Alejandro G. Elsztain Second Vicepresident acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the nine – month periods beginning on

July 1, 2004 and 2003

and ended March 31, 2005 and 2004

Amounts expressed in thousand

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1.	Preparation and presentation of financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The unaudited financial statements corresponding to the nine-month periods ended March 31, 2005 and 2004 have not been audited. The Company´s Management estimates that all the necessary adjustments have been made to fairly present the results of each period.

The results for the nine-month periods ended March 31, 2005 and 2004 do not necessarily reflect proportionately the Company’s results for the complete fiscal years.

1.2.	Issuance of new technical pronouncement

On February 19, 2003, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncement No. 21: “Equity Method Value – consolidation of financial statements – information to disclose on related parties” through Resolution M.D. No. 5/2003. This Technical Pronouncement and the modifications it amendments there to, became effective to the Company for the fiscal year ended June 30, 2004. Furthermore, the National Securities Commission has adopted that standard, making certain changes and establishing that it is applicable to fiscal years commenced as from April 1, 2004, admiting early application.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.3.	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Estimates are used when accounting for allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these unaudited financial statements.

1.4.	Recognition of the effects of inflation

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low materiality of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.5.	Comparative information

Balance sheet items at June 30, 2004 shown in these financial statements for comparative purposes arise from the audited annual financial statements corresponding to the year then ended.

Balances at March 31, 2005 shown in the Statement of Income, Changes in Shareholders’ Equity and Cash flows are shown on a comparative basis with those for the same period of the previous year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

1.6.	Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation. Operations in foreign currency are shown in the Statement of Income under “Financial results, net.”

In accordance with Decree 214/02, certain assets and liabilities denominated in US dollars or other foreign currencies existing at January 6, 2002 were converted into pesos at the parity of Ps. 1 per US$ 1 and adjusted through application of the reference stabilization index (CER).

c.	Short-term investments

Time deposits have been valued at placement value plus financial results accrued based on the internal rate of return determined at that moment.

Short-term investments in debt securities and mutual funds were valued at their net realization value, except for the AR Discount bonds, corresponding to the participation in the exchange of the sovereign debt carried out by the Government, that were valued at their acquisition value as the issue of these bonds, originally envisaged for March 31, 2005 has been suspended as a result of a lawsuit that is being heard by the Court of Appeals of the Second District of the State of New York, United States of America.

d.	Trade receivables and accounts payable

Trade receivables and accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Contd.)

f.	Other receivables and payables

Sundry current assets and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period.

Sundry receivables and payables (Asset tax, deposits in guarantee, and accounts receivable in trust) were valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the National Securities Commission and as mentioned above, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards in effect in the Autonomous City of Buenos Aires, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the financial statements.

Credits in kind:

The units relating to the building called “Edificios Cruceros” have been valued according to the accounting measuring standards corresponding to inventories receivable and it has been disclosed under the current portion of “Other Receivables”.

Liabilities in kind:

The Company records a liability in kind corresponding to an obligation to deliver units to be built in relation to the “San Martín de Tours” property. This liability was valued at the higher of amounts received or the estimated cost of building of the units plus additional costs to transfer the assets to the creditor, and is shown as a current liability under “Mortgages payable”.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 1: (Continued)

1.6.	(Contd.)

h.	Inventory

A property is classified as available for sale upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Residential, office and other non-retail properties completed or under construction are stated at cost, adjusted for inflation as mentioned in Note 1.4., or estimated net realizable value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. Selling costs are deferred and charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. Total contract costs are charged to expense in the period in which the related revenue is earned, as determined under the percentage-of-completion method. During the period ended March 31, 2005 interest costs of the property called “San Martín de Tours” were capitalized for Ps. 260. Previously in the financial period ended June 30, 2004 there have been no capitalizations of this item.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

At March 31, 2005, the Company maintains allowances for impairment of certain inventories, totaling Ps. 901 (identified as, Minetti D, Torres Jardín, Madero 1020 and parking lots in Dock 13).

The accounting value of inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period.

i.	Long -term investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Contd.)

i.	(Contd.)

•	Investments in shares of subsidiaries and related companies:

The long-term investments in subsidiaries and related companies detailed in Exhibit C have been valued by using the equity method of accounting based on the financial statements at March 31, 2005 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies which exceeded or was below the market value of the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A. and Banco Hipotecario S.A..

As a result of the purchase of shares and the exercise of the options mentioned in Note 17 to the consolidated financial statements, the Company has reevaluated the accounting criterion used for the valuation of its participation in Banco Hipotecario S.A. and subsidiaries (Banco de Crédito y Securitización S.A.), originally recognized at net realization value and restated acquisition cost, respectively. Taking into account the current participation of the Company in these entities, the exercise of significant influence on their decisions and the intention to maintain the participation as a long-term investment, the Company has valued its investment in these companies by the equity method of accounting. In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.6	(Contd.)

i.	(Contd.)

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost adjusted for inflation as mentioned in Note 1.4., or estimated net realizable value, whichever is lower. Land and land improvements are transferred to inventories when construction commences.

At March 31, 2005 the Company maintains allowances for impairment of certain parcels of undeveloped land totaling Ps. 8,253 (identified as Padilla 902, Torres Jardín IV, Constitución 1111).

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of period.

j.	Fixed assets

Fixed assets, net comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period.

•	Rental properties

Rental properties are carried at cost, adjusted for inflation as mentioned in Note 1.4., less accumulated depreciation and allowance for impairment at the end of the period. Costs incurred for the acquisition of the properties are capitalized. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred. Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Contd.)

j.	(Contd.)

The Company capitalizes interest on long-term construction projects. No interest costs were capitalized during the reported periods.

At March 31, 2005 the Company maintains allowances for impairment of certain rental property, totaling Ps. 12,850 as mentioned in exhibit A.

•	Software obtained or developed for internal use

The Company capitalizes certain costs associated with the development of computer software for internal use. Costs capitalized during the period ended March 31, 2005 and the year ended June 30, 2004 were not material.

These costs are being amortized on a straight-line basis over a period of 3 years.

•	Other properties and equipment

Other property and equipment properties are carried at cost, adjusted for inflation as mentioned in Note 1.4., less accumulated depreciation. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	5
Computer equipment	3
Vehicles	5

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Deferred financing cost

Expenses incurred in connection with the issuance of debt and proceeds of loans have been deferred and are being amortized using the interest method over the life of the related issuances. In the case of redemption of these notes, the related expenses are amortized using the proportional method.

Amortization has been recorded under “Financial Results” in the statements of income as a greater financing expense.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Contd.)

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 13).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

Since it is unlikely that future taxable income will fully absorb tax loss carryforwards, the Company has recorded an impairment on a portion of that credit.

n.	Asset Tax

The Company calculates Asset tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if Asset tax exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At March 31, 2005, the Company has estimated the asset tax, recognizing under “Other receivables” (non-current) the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensing the remaining balance.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Contd.)

o.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgage, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

For impairment of assets: the Company regularly evaluates its non-current assets for recoverability. The Company considers that an impairment loss is recorded whenever the recoverable value is lower than book value. Impairment losses must be expensed against the result for the period. The recoverable value is mainly calculated using independent appraisals or projections of future cash flows. At the closing of last fiscal years, the Company determined the recoverable values of its non-current assets, recording a result for impairment of value or reversing the allowance that had been set up.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a material effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Management understands that there are no elements to foresee potential contingencies having a negative impact on these unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Contd.)

p.	Shareholders’ equity accounts

Movements in shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.4. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

The “Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.4., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

q.	Results for the period

The results for the period are shown as follows:

Income accounts are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in controlled and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Pronouncement 21.

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 251 and Ps. 165 for the periods ended March 31, 2005 and 2004, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.6.	(Contd.)

t.	Derivative financial instruments

In the past the Company used certain financial instruments to administer the risk related to its net investments in foreign activities and also as a complement to reduce its net financial costs. At present, the Company does not have operations with derivatives.

u.	Revenue recognition

u.1. Sales of properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination; and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-price contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2. Leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1: (Continued)

1.7.	(Contd.)

w.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

NOTE 2: CASH AND BANKS

The breakdown for this item is as follows:

	March 31, 2005	June 30, 2004
Cash in local currency	19	23
Cash in foreign currency	49	14
Banks in local currency	12	90
Banks in foreign currency	200	344
Special current accounts	1	13
Foreign accounts	65,811	6,817
Checks to be deposited	193	222

	66,285	7,523

NOTE 3: MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	March 31, 2005		June 30, 2004
	Current	Non-current	Current	Non-current
Mortgages and leases receivable	360	19	405	37
Debtors under legal proceedings	1,821	—	2,024	—
Related parties (Note 9 a.)	971	—	3,142	—
Less:
Allowance for doubtful accounts and leases receivable (Exhibit E)	(630)	—	(960)	—

	2,522	19	4,611	37

Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE	4: OTHER RECEIVABLES

The breakdown for this item is as follows:

	March 31, 2005		June 30, 2004
	Current	Non- current	Current	Non- current
Asset tax credits(Note 1.6.n.)	21	21,456	—	19,329
Value added tax	70	—	8	—
Related parties (Note 9 a.)	96	40	13,939	8
Guarantee deposits	—	5	—	33
Expenses to be recovered	1,059	—	242	—
Guarantee for swap of defaulted credit (2)	—	5,754	—	—
Gross sales tax	2	—	6	—
Income tax prepayments and withholdings	6	—	16	—
Trust accounts receivable	—	361	—	361
Tax credit certificates	—	—	563	—
Present value	—	(933)	—	(816)
FNM Options	—	—	59	—
Deferred income tax (Note 13)	—	49,931	—	49,931
Credit from barter of “Edificios Cruceros” (1)	5,754	—	—	5,836
Tax on personal assets	3,255	814	3,893	—
Allowance for uncollectibility of tax on personal asset (Exhibit E)	(3,255)	(814)	(3,887)	—
Pre-paid insurance	126	—	—	—
Other	126	114	141	—

	7,260	76,728	14,980	74,682

(1)	Secured with first mortgage in favor of the Company.

(2)	See Note 15 to the unaudited consolidated financial statements.

NOTE 5: INVENTORIES

The breakdown for this item is as follows:

	March 31, 2005		June 30, 2004
	Current	Non- current	Current	Non- current
Real estate for sale	12,809	255	5,430	233

	12,809	255	5,430	233

The values recorded are disclosed net of the effect of the allowance for impairment, as mentioned in Note 1.6.o..

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE	6: SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	March 31, 2005		June 30, 2004
	Current	Non- current	Current	Non- current
Bank loans (1)	6,709	50,739	3,401	56,556
Bank loans - Accrued interest (1)	327	5,654	229	4,108
Negotiable Obligations – 2009 principal amount (2)	10,904	82,463	5,528	91,915
Negotiable Obligations - 2009 - accrued interest (2)	530	9,210	402	6,728
Convertible Negotiable Obligations - 2007 (3)	5,588	183,986	2,632	255,922
Other financial loans	12,048	—	—	—

	36,106	332,052	12,192	415,229

1.	Corresponds to an unsecured loan for a total amount of US$ 51 million, which falls due on 20 November 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. The Company settled the installment that fell due on February 22, 2005 amounting to US$ 0.6 million. Therefore, at March 31, 2005 the balance of principal amounts to US$ 19.7 million which matches the US$ 22.4 million discounted considering a market rate equivalent to 8% per annum.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments. At March 31, 2005 the Company was in compliance with the requirements of the covenants established in the contract.

2.	Corresponds with the Negotiable Bonds secured by the assets described in Note 11.b. for US$ 37.4 million, which mature on 20 November 2009, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. The Company settled the installment that fell due on February 22, 2005 amounting to US$ 0.9 million. Consequently, at March 31, 2005 the Company recorded a total balance of US$ 32 million, which correspond to US$ 36.5 million discounted at a market rate equivalent to 8% p.a.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments. At March 31, 2005 the Company was in compliance with the requirements of the covenants established in the contract.

3.	According to Note 12, these related to the convertible negotiable obligations (CNB) issued for a total amount of US$ 100 million, which as of March 31, 2005 amounted to US$ 63.4 million, net of issue expenses.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE	7: OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2005		June 30, 2004
	Current	Non- Current	Current	Non- current
Related parties (Note 9.a)	4,643	5	24	—
Guarantee deposits	476	1,178	377	1,286
Provision for lawsuits (Exhibit E)	276	—	284	—
Directors’ fees (Note 9.a)	3,570	—	4,325	—
Directors’ fees prepayments	(3,570)	—	—	—
Directors’ deposits (Note 9.a)	—	8	—	8
Fund administration	—	—	1	—
Donations payable (Note 9.a)	—	—	569	—
Trust account payables	92	—	—	—
Present value	—	(4)	—	(15)
Other	210	—	171	—

	5,697	1,187	5,751	1,279

NOTE	8: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	March 31, 2005	March 31, 2004
Other income:
Results from sale of fixed assets	6	62
Other	65	129

	71	191

Other expenses:
Unrecoverable VAT	(233)	(345)
Donations	(137)	(262)
Debit and credit tax	(465)	(452)
Lawsuits	(20)	(32)
Tax on personal assets	(4,057)	—
Other	(91)	(124)

	(5,003)	(1,215)

Total other income and expenses, net	(4,932)	(1,024)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 9: INTERCOMPANY BALANCES AND TRANSACTIONS

a.	The balances as of March 31, 2005 and June 30, 2004, with controlled, shareholders, affiliated and related companies are as follows:

	March 31, 2005	June 30, 2004
Abril S.A. (1)
Current mortgages and leases receivables	2	2

Alternativa Gratis S.A. (3)
Current mortgages and leases receivables	4	16

Alto Palermo S.A. (1)
Current mortgages and leases receivables	219	610
Other current receivables	8	2,025
Current investments	1,852	4,185
Non-current investments	92,579	91,487
Current accounts payable	205	88
Other current liabilities	20	19

Altocity.Com S.A. (3)
Current mortgages and leases receivables	14	4
Current accounts payable	5	—

Banco Hipotecario S.A. (3)
Non-current investments	117,688	87,832

Banco de Crédito y Securitización S.A. (3)
Non-current investments	4,360	4,590

Consultores Assets Management S.A. (4)
Current mortgages and leases receivables	24	—

Cresud S.A.C.I.F. (2)
Current mortgages and leases receivables	166	1
Current accounts payable	7	1
Long - term debt - Convertible Notes	106,584	132,942

Dolphin Fund Management S.A. (4)
Other current receivables	—	4,915

Emprendimiento Recoleta S.A. (1)
Current accounts payable	—	5

Fibesa (1)
Current mortgages and leases receivables	4	4
Current accounts payable	2	2

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 9: (Continued)

a. (Continued)

	March 31, 2005	June 30, 2004
Fundación IRSA (4)
Other current liabilities	—	569

Hoteles Argentinos S.A. (1)
Current accounts payable	2	2

Inversora Bolívar S.A. (1)
Current mortgages and leases receivables	502	2,455
Other current receivables	—	38
Current accounts payable	12	9

Llao Llao Resorts S.A. (1)
Current mortgages and leases receivables	1	—
Other current liabilities	—	5
Other non-current liabilities	5	—

Nuevas Fronteras S.A. (1)
Current accounts payable	—	1

Palermo Invest S.A. (1)
Other current receivables	—	4,084

Advances to employees (4)
Managers, Directors and other current Staff of the Company	88	104
Managers, Directors and other non- current Staff of the Company	40	8

Red Alternativa S.A. (3)
Current mortgages and leases receivables	8	49

Ritelco S.A. (1)
Other current liabilities	4,623	—

Shopping Alto Palermo S.A. (1)
Other current receivables	—	2,773
Current accounts payable	—	9

Tarshop S.A. (1)
Current mortgages and leases receivables	27	1

Estudio Zang, Bergel & Viñes (4)
Current accounts payable	61	18

Directores (4)
Other current liabilities	3,570	4,325
Other non-current liabilities	8	8
Long - term debt - Convertible Notes	—	370

(1)	Subsidiary.
(2)	Shareholder.
(3)	Equity investee
(4)	Related party

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 9: (Continued)

b.	Results on controlled, shareholder, affiliated and related companies during the nine month periods ended March 31, 2005 and 2004 are as follows:

	Period	Sales and service fees	Leases earned	Holding results	Cost of services	Leases lost	Interest Earned	Fees	Donations	Interest Lost
Related parties
Alto Palermo S.A.	2005	836	—	—	263	—	6,506	—	—	—
	2004	565	—	—	—	—	6,848	—	—	—
Altocity.Com S.A.	2005	24	19	—	—	—	—	—	—	—
	2004	42	100	—	—	—	—	—	—	—
Alternativa Gratis S.A.	2005	29	—	—	—	—	—	—	—	—
	2004	29	—	—	—	—	—	—	—	—
Cresud S.A	2005	140	—	—	35	—	—	—	—	7,994
	2004	323	—	—	—	—	—	—	—	8,698
Red Alternativa S.A.	2005	21	127	—	—	—	—	—	—	—
	2004	13	112	—	—	—	—	—	—	—
Tarshop S.A.	2005	60	52	—	—	—	—	—	—	—
	2004	101	48	—	—	—	—	—	—	—
Dolphin Found Management S.A.	2005	—	—	3,487	—	—	—	—	—	—
	2004	18	—	2,041	—	—	—	—	—	—
Abril S.A.	2005	13	—	—	—	—	—	—	—	—
	2004	13	—	—	—	—	—	—	—	—
Llao Llao Resorts S.A.	2005	—	47	—	—	—	—	—	—	—
	2004	—	28	—	—	—	—	—	—	—
Inversora Bolívar S.A.	2005	745	126	—	—	237	—	—	—	—
	2004	1,072	126	—	—	—	—	—	—	—
Shopping Alto Palermo S.A.	2005	—	—	—	—	—	111	—	—	3
	2004	—	—	—	—	—	199	—	—	—
Banco Hipotecario S.A.	2005	—	—	—	—	—	—	—	—	—
	2004	—	—	16,866	—	—	—	—	—	—
Ritelco S.A.	2005	—	—	—	—	—	—	—	—	18
	2004	—	—	—	—	—	659	—	—	—
Personal loans	2005	—	—	—	—	—	4	—	—	—
	2004	—	—	—	—	—	4	—	—	—
Fundación IRSA	2005	—	—	—	—	—	—	—	30	—
	2004	—	—	—	—	—	—	—	30	—
Estudio Zang, Bergel y Viñes	2005	—	—	—	—	—	—	380	—	—
	2004	—	—	—	—	—	—	130	—	—

Total 2005		1,868	371	3,487	298	237	6,621	380	30	8,015

Total 2004		2,176	414	18,907	—	—	7,710	130	30	8,698

c.	The composition of Net gain in related companies is as follows:

	Income
	March 31, 2005	March 31, 2004
Equity in earnings of controlled and affiliated companies	98,086	43,077
Amortization of intangible assets and investments	1,962	1,014
Tax on APSA dividends	(1,874)	—

	98,174	44,091

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 10: COMMON STOCK

a.	Common stock

As of March 31, 2005, IRSA’s capital stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors’ Meeting (2)	04.15.2003	04.28.2004
Shares issued for cash	4	Board of Directors’ Meeting (2)	05.21.2003	05.29.2004
Shares issued for cash	172	Board of Directors’ Meeting (2)	08.22.2003	Pending
Shares issued for cash	27	Board of Directors’ Meeting (2)	08.22.2003	Pending
Shares issued for cash	918	Board of Directors’ Meeting (2)	12.31.2003	Pending
Shares issued for cash	22	Board of Directors’ Meeting (2)	12.31.2003	Pending
Shares issued for cash	92	Board of Directors’ Meeting (2)	12.31.2003	Pending
Shares issued for cash	6,742	Board of Directors’ Meeting (2)	12.31.2003	Pending
Shares issued for cash	662	Board of Directors’ Meeting (2)	12.31.2003	Pending
Shares issued for cash	46	Board of Directors’ Meeting (2)	12.31.2003	Pending
Shares issued for cash	26	Board of Directors’ Meeting (2)	12.31.2003	Pending
Shares issued for cash	77	Board of Directors’ Meeting (2)	12.31.2003	Pending
Shares issued for cash	8,493	Board of Directors’ Meeting (3)	12.31.2003	Pending
Shares issued for cash	23	Board of Directors’ Meeting (2)	03.31.2004	Pending
Shares issued for cash	6	Board of Directors’ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1,224	Board of Directors’ Meeting (2)	03.31.2004	Pending
Shares issued for cash	999	Board of Directors’ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1	Board of Directors’ Meeting (2)	03.31.2004	Pending
Shares issued for cash	968	Board of Directors’ Meeting (2)	03.31.2004	Pending
Shares issued for cash	4	Board of Directors’ Meeting (2)	03.31.2004	Pending
Shares issued for cash	1,193	Board of Directors’ Meeting (2)	03.31.2004	Pending
Shares issued for cash	512	Board of Directors’ Meeting (2)	03.31.2004	Pending
Shares issued for cash	20	Board of Directors’ Meeting (2)	03.31.2004	Pending
Shares issued for cash	4,013	Board of Directors’ Meeting (3)	03.31.2004	Pending
Shares issued for cash	275	Board of Directors’ Meeting (2)	06.30.2004	Pending
Shares issued for cash	9,175	Board of Directors’ Meeting (2)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors’ Meeting (2)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors’ Meeting (3)	06.30.2004	Pending
Shares issued for cash	9,450	Board of Directors’ Meeting (3)	09.30.2004	Pending
Shares issued for cash	4	Board of Directors’ Meeting (2)	12.31.2004	Pending
Shares issued for cash	229	Board of Directors’ Meeting (2)	12.31.2004	Pending
Shares issued for cash	688	Board of Directors’ Meeting (2)	12.31.2004	Pending
Shares issued for cash	45	Board of Directors’ Meeting (2)	12.31.2004	Pending
Shares issued for cash	46	Board of Directors’ Meeting (2)	12.31.2004	Pending
Shares issued for cash	363	Board of Directors’ Meeting (2)	12.31.2004	Pending
Shares issued for cash	249	Board of Directors’ Meeting (2)	12.31.2004	Pending
Shares issued for cash	1,643	Board of Directors’ Meeting (3)	12.31.2004	Pending
Shares issued for cash	18	Board of Directors’ Meeting (2)	03.31.2005	Pending
Shares issued for cash	18	Board of Directors’ Meeting (2)	03.31.2005	Pending
Shares issued for cash	2,294	Board of Directors’ Meeting (2)	03.31.2005	Pending
Shares issued for cash	139	Board of Directors’ Meeting (2)	03.31.2005	Pending
Shares issued for cash	9,496	Board of Directors’ Meeting (2)	03.31.2005	Pending
Shares issued for cash	11	Board of Directors’ Meeting (2)	03.31.2005	Pending

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 10: (Continued)

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	917	Board of Directors’ Meeting (2)	03.31.2005	Pending
Shares issued for cash	128	Board of Directors’ Meeting (2)	03.31.2005	Pending
Shares issued for cash	38	Board of Directors’ Meeting (2)	03.31.2005	Pending
Shares issued for cash	2,340	Board of Directors’ Meeting (2)	03.31.2005	Pending
Shares issued for cash	9,174	Board of Directors’ Meeting (2)	03.31.2005	Pending
Shares issued for cash	16,457	Board of Directors’ Meeting (2)	03.31.2005	Pending
Shares issued for cash	37	Board of Directors’ Meeting (2)	03.31.2005	Pending
Shares issued for cash	749	Board of Directors’ Meeting (2)	03.31.2005	Pending
Shares issued for cash (1)	35,037	Board of Directors’ Meeting (3)	03.31.2005	Pending

	338,373

(1)	The shares were issued after the date of closing of the financial statements.
(2)	Conversion of negotiable obligations mentioned in Note 12.
(3)	Exercise of options mentioned in Note 12.

b.	Treasury stock

The Company repurchases periodically outstanding ordinary shares when it considers that their price is undervalued on the market.

During the periods ended March 31, 2005 and 2004 no treasury shares were bought.

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

NOTE	11: RESTRICTED ASSETS

a.	The Labor Court N° 55 decided the distress of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is co-defendant, pending in court No. 55.

b.	The Company has mortgaged the following real estate: 13 functional units al Libertador 498, 71 supplementary units al Laminar Plaza and 19 supplementary units al Dique IV, in connection with the secured negotiable bonds referred to in Note 6.3..

c.	The Company has a first mortgage on the property identified as “San Martín de Tours” amounting to US$ 750, as performance bond for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Financial Statements (Continued)

NOTE 12: CONVERTIBLE NEGOTIABLE OBLIGATIONS

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Ordinary Shares of the company (“ONC”) for up to a face value of US$100,000 (one hundred million dollars), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per annum, payable half-periodly in arrears.

b)	Approving a subscription option for the ONC holders to subscribe ordinary shares of the company at 1 (one) share per Ps.1 (one peso) of ONC face value, paying in cash Ps.1 (pesos one) as subscription price, during 15 (fifteen) days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

d)	Amending article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article Nine of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$ 100,000 of securities consisting of negotiable obligations convertible for ordinary shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 ordinary shares (warrants).

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Bonds and the exercise price of the warrants in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Obligations fell from US$ 0.5571 to US$ 0.54505 and the exercise price of the warrants dropped from US$ 0.6686 to US$ 0.6541. Said adjustment came into force on December 20, 2002.

The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1,8347 shares (0,1835 GDS) and has an option to purchase the same number of shares at the exercise price set for the Warrant.

The Convertible Negotiable Obligations and options will fall due on November 14, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 12: (Continued)

The convertible negotiable obligations were underwritten in full and were paid in cash and the proceeds used to restructure or partially settle the Company’s financial debt at the time of such subscription. Consequently, Note 6 of the financial statements shows the Company’s financial debt after the restructuring and placement mentioned above.

On March 31, 2005, holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$ 36.6 million, giving rise to the issuance of 67,187,135 ordinary shares of Ps. 1 face value each as disclosed in Note 10.

Furthermore, at March 31, 2005, options to subscribe Company shares amounting to US$ 38.7 million had been exercised, giving rise to the issuance of 59,186,118, ordinary shares of Ps. 1 par value each, as mentioned in Note 10.

The total amount of Convertible Negotiable Obligations at March 31, 2005 is US$ 63,383.

NOTE 13: INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Reclass. between def. tax and income tax previous year	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities
Investments	(6,706)	37	(252)	(6,921)
Trade receivables	(53)	32	(131)	(152)
Other receivables	278	—	41	319
Inventories	740	7	1,557	2,304
Fixed assets	(674)	—	(1,699)	(2,373)
Intangible assets	8	—	—	8
Tax loss carryforwards	87,189	(1,973)	7,134	92,350
Financial debt	7,166	—	(3,619)	3,547
Other debt	142	1,858	(339)	1,661
Provisions	99	—	(3)	96
Allowances for deferred assets	(38,258)	39	(2,689)	(40,908)

Total non-current	49,931	—	—	49,931

Total net deferred assets	49,931	—	—	49,931

Net assets at the end of the period derived from the information included in the above table amount to Ps. 49,931.

Deferred tax assets have been provided for in the portion estimated not to be absorbed based on projections of results for future years.

NOTE 13: (Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting profit for the nine – month periods ended March 31, 2005 and 2004, respectively:

Items	03.31.05 Ps.	03.31.04 Ps.
Result for the period (before income tax)	80,481	48,246
Current income tax rate	35%	35%

Result for the period at the tax rate	28,168	16,886
Permanent differences at the tax rate:
- Restatement into constant currency	(15,198)	(15,419)
- Donations	48	92
- Amortization of goodwill	(29)	9
- Net gain from related parties	(16,522)	3,177
- Holding result on Participation Certificates F.F.	(572)	(88)
- Directors’ Fees	—	(9)
- Tax on personal assets	1,420	—
- Sundry permanent differences	(5)	1,872
- Recovery of allowance for deferred assets.	2,690	(6,520)

Total income tax charge for the period (*)	—	—

Difference	—	—

(*)	Difference with the income tax charge of the Statements of Income belongs to the asset tax charge.

Unexpired income tax loss carryforwards pending use at the end of the period amount to Ps. 263,856 according to the following detail:

Generated in	Amount Ps.	Year of expiration
2002	211,160	2007
2004	32,313	2009
2005	20,383	2010

Total tax loss carryforward	263,856

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed Assets, Net

For the nine – month period ended March 31, 2005

compared with the year ended June 30, 2005

In thousand of pesos

Exhibit A

						Depreciation
						For the period
Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value as of end of The year/period	Accumulated as of beginning of year	Increase, deductions And Transfers	Rate %	Amount (1)	Accumulated as of the year/ period end	Allowances for impairment	Net carrying Value as of March 31, 2005	Net carrying value as of June 30, 2004
Furniture and fixtures	1,516	28	—	1,544	1,512	—	20	6	1,518	—	26	4
Computer equipment	4,445	190	—	4,635	4,222	—	33.33	165	4,387	—	248	223
Leasehold improvements	6,432	70	—	6,502	4,540	—	10	556	5,096	—	1,406	1,892
Vehicles	—	130	—	130	—	—	20	20	20	—	110	—
Real Estate:
Alsina 934	1,776	—	—	1,776	319	—	2	21	340	—	1,436	1,457
Av. de Mayo 595	7,339	—	—	7,339	1,648	—	2	101	1,749	(1,282)	4,308	4,419
Av. Madero 942	3,277	—	—	3,277	520	—	2	42	562	(533)	2,182	2,213
Constitución 1111	1,338	—	—	1,338	227	—	2	15	242	(604)	492	494
Costeros Dique IV	23,337	—	—	23,337	1,109	—	2	287	1,396	(2,074)	19,867	20,123
Costeros Dique II	21,160	—	—	21,160	1,434	—	2	272	1,706	—	19,454	19,726
Laminar Plaza	33,513	—	—	33,513	2,387	—	2	416	2,803	—	30,710	31,126
Libertador 498	51,152	—	—	51,152	7,043	—	2	596	7,639	(1,405)	42,108	42,679
Libertador 602	3,486	—	—	3,486	447	—	2	41	488	(404)	2,594	2,628
Madero 1020	6,938	—	(4,593)	2,345	945	(627)	2	32	350	(641)	1,354	4,047
Maipú 1300	52,632	—	—	52,632	7,200	—	2	639	7,839	—	44,793	45,432
Reconquista 823	24,714	—	—	24,714	4,218	—	2	296	4,514	(2,712)	17,488	17,733
Rivadavia 2768	—	335	—	335	—	—	2	4	4	(209)	122	—
Sarmiento 517	483	—	—	483	4	—	2	7	11	(355)	117	121
Suipacha 652	17,010	—	—	17,010	3,688	—	2	215	3,903	(2,631)	10,476	10,641

Total as of March 31, 2005	260,548	753	(4,593)	256,708	41,463	(627)		3,731	44,567	(12,850)	199,291

Total as of June 30, 2004	222,630	41,225	(3,307)	260,548	36,776	671		4,016	41,463	(14,127)		204,958

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 193. During the period, Ps. 1,295 was reclassified to fixed assets due to the transfer of the property at Madero 1020. During the period, Ps. 211 was reclassified from fixed assets due to the transfer of the building at Rivadavia 2768.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of March 31, 2005 and June 30, 2004

In thousand of pesos

Exhibit C

							Issuer’s information (1)
								Last financial statement
Issuer and types of securities	Class	P.V.	Amount	Listing value	Value as of March 31, 2005	Value as of June 30, 2005	Main Activity	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity	(1) Interest in capital stock
Current Investment

Boden (2)	Ps.	0.001	3,750	0.0016	6	7
Cedro (2)	Ps.	0.001	16,820	0.0010	11	67
Discounts AR (2)	Ps.	0.001	1,500,000	n/l	2,458	—
Letes (2)	Ps.	0.001	356,226	n/l	321	—

Total current investments as of March 31, 2005					2,796

Total current investments as of June 30, 2004						74

(1)	Not inform because the equity interest is less than 5%.
(2)	Not considered as cash for purposes of the statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series
Interest in other companies	Exhibit C
Balance Sheets as of March 31, 2005 and June 30, 2004	(Continued)
In thousand of pesos

Issuer and types of securities	Class	P.V.	Amount	Listing value	Value Recorded at March 31, 2005	Value Recorded at June 30, 2004	Issuer’s information						Interest in Capital Stock (1) Class
							Main Activity	Corporate domicile	Issuer and types of securities
									Date	Capital stock (Par value)	Income (loss) for the period	Shareholders equity
Non-current investments

Abril S.A.	Common 1 vote Irrevoc. Contrib Higher Inv. Value	5.000	1,320		(39,131 26,329 14,089)	(38,753 25,839 14,089)	Building, development and administration of country club	Bolívar 108 1° floor Buenos Aires	03.31.05	13,200	(1,136)	42,874	50%

Pereiraola S.A. I.C.I.F.y A	Common 1 vote Irrevoc. Contrib. Higher Inv.Value	0.001	50,000		52 1,330 7,553	107 1,246 7,553	Real estate and financing	Bolívar 108 1° floor Buenos Aires	03.31.05	100	(110)	2,761	50%

Baldovinos S.A.	Common 1 vote Irrevoc. Contrib	0.001	6,000		(6,192 11,564)	(5,926 11,564)	Real estate and building	Bolívar 108 1° floor Buenos Aires	03.31.05	12	(511)	10,871	50%

Palermo Invest S.A.	Common 1 vote Lower Value Purchase expenses	0.001	52,170,000		132,281 (595 503)	131,116 (598 506)	Investment	Bolívar 108 1° floor Buenos Aires	03.31.05	78,251	1,745	198,412	66,6700%

Hoteles Argentinos S.A.	Common 1 vote Irrevoc. Contrib. Higher Inv. Value Purchase expenses	0.001	7,909,272		12,095 3,531 1,925 46	(912 3,531 1,989 47)	Hotel Libertador explotation	Av. Córdoba 680 Buenos Aires	03.31.05	9,887	1,339	4,612	79,9999%

Alto Palermo S.A. (2)	Common 1 vote Goodwill	0.001	47,354,553		471,846 (48,737)	426,162 (25,965)	Real estate investments	Moreno 877 22° Floor Buenos Aires	03.31.05	78,042	21,241	778,993	60,6835%

Buenos Aires Trade and Finance Center S.A.	Common 1 vote Irrevoc..Contrib. P. expenses	0.001 —	12,000 —		13,849 22,449 100	5,658 21,641 143	Real estate investments	Bolívar 108 1° floor Buenos Aires	03.31.05	12	8,190	36,297	100%

Llao – Llao Resort S.A	Common 1 vote Irrevoc. Contrib. P. expenses	0.001 —	5,878,940 —		13,521 2,397 213	11,391 2,397 220	Hotel Llao-Llao explotation	Florida 537 Floor 18 Buenos Aires	03.31.05	11,757	4,144	30,968	50%

Banco de Crédito y Securitización S.A. Ritelco S.A.	Common 1 vote Common 1 vote Irrevoc. Contrib.	0.001 0.001	3,187,500 66,970,394		4,360 134,510 27,340	4,590 98,524 27,340	Banking Investments	Tte. Gral Perón 655 Bs. As Zabala 1422, Montevideo	03.31.05 03.31.05	62,500 66,970	(4)8,184 35,986	(4)85,508 161,850	5,1000 100	% %
Banco Hipotecario S.A. (3)	Common 1 vote Goodwill	0.001	9,805,122		117,688 (2,845)	90,351 (2,959)	Banking	Reconquista 151 Floor 1 Bs. As.	03.31.05	150,000	(4)279,143	(4)1,800,401	6,5400%

Total as of March 31, 2005					922,071

Total as of June 30, 2004						810,891

(1)	These holdings do not include the effects on the equity method for conversion of irrevocable contributions into shares.
(2)	Quotation price of APSA’s shares at March 31, 2005 is Ps. 8.2 Quotation price of APSA’s shares at June 30, 2004 is Ps. 3.5
(3)	Quotation price of Banco Hipotecario’s shares at March 31, 2005 is Ps. 15.6 Quotation price of Banco Hipotecario’s shares at June 30, 2004 is Ps. 7.2
(4)	Does not include adjustments for application on the equity method of valuating according to Technical Pronouncement 21.

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of March 31, 2005 and June 30, 2005

In thousand of pesos

Exhibit D

Items	Value as of March 31, 2005	Value as of June 30, 2004
Current Investments
Time deposits	—	1,466
Mutual funds (1)	11,373	8,621
Convertible Bond APSA 2006 – Accrued interest (2)	1,852	4,185
Other investments (2)	322	14
IRSA I Trust Exchangeable Certificates (2)	67	216

Total current investments as of March 31, 2005	13,614	—

Total current investments as of June 30, 2004	—	14,502

Non-current investments
Constitución 1111 (3)	1,261	1,261
Dique IV	6,399	6,160
Padilla 902 (3)	71	71
Pilar	3,408	3,408
Santa María del Plata	124,882	124,783
Terrenos de Caballito	19,898	19,898
Torres Jardín IV (3)	2,568	2,568

Subtotal	158,487	158,149

IRSA I Trust Exchangeable Certificates	3,658	4,722
Convertible Bond APSA 2006	92,579	91,487
Amount paid in excess of face value for APSA convertible bonds	25,163	11,523
Other	625	887

Subtotal	122,025	108,619

Art work	40	37

Total non-current investments as of March 31, 2005	280,552	—

Total non-current investments as of June 30, 2004	—	266,805

(1)	Ps. 9,308 and Ps. 5,965 corresponding to the “Dolphin Fund PLC” trust at March 31, 2005 and June 30, 2004 not considered as cash for purposes of the statement of cash flows.

Ps. 1,756 and Ps. 1,781 corresponding to the NCM Development Partner Fund at March 31, 2005 and June 30, 2004 not considered as cash for purposes of statements of cash flows.

(2)	Not considered as cash for purposes of the statement of cash flows.
(3)	Net of the allowance for impairment of value amounting to Ps. 8,253 (Constitución 1111 Ps. 7,501, Padilla 902 Ps. 290 and Torres Jardín Ps. 462). See comments in Note 1.6.i

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Provisions

For the nine – month period

ended March 31, 2005 compared with the year ended June 30, 2004

In thousand of pesos

Exhibit E

Items	Balances as of beginning of year	Increases (1)	Decreases	Carrying value as of March 31, 2005	Carrying value as of June 30, 2004
Deducted from assets:
Allowance for doubtful accounts	960	—	(330)	630	960
Impairment of inventory	444	1,295	(838)	901	444
Impairment of fixed assets	14,127	211	(1,488)	12,850	14,127
Impairment of undeveloped parcels of land	8,253	—	—	8,253	8,253
Allowance for uncollectibility of tax on personal assets	3,887	4,069	(3,887)	4,069	3,887
From liabilities:
Provisions for lawsuits	284	20	(28)	276	284

Total as of March 31, 2005	27,955	5,595	(6,571)	26,979

Total as of June 30, 2004	54,071	10,526	(36,642)		27,955

(1)

-	There was no increase in the allowance for bad debts during the period (see Exhibit H).
-	The increase of the allowance for impairment of value of inventories is due to a transfer of the allowance for impairment of value of fixed assets.
-	The increase of the allowance for impairment of value of fixed assets is due to a transfer of the allowance for impairment of value of inventories.
-	The increase of the allowance for uncollectibility of the tax on personal assets is disclosed in Note 8.
-	The increase in the provision for lawsuits is disclosed in Note 8.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the nine – month periods beginning on

July 1, 2004 and 2003

and ended March 31, 2005 and 2004

In thousand of pesos

Exhibit F

	March 31, 2005	March 31, 2004
I. Cost of sales
Stock as of beginning of year	5,663	11,554
Plus (less):
Purchases for the period	6,368	1,684
Expenses (Exhibit H)	372	476
Transfers to fixed assets	(123)	(40)
Transfers from fixed assets	2,665	2,606
Transfers to investments	—	—
Less:
Stock as of end of the period	(13,064)	(5,400)

Subtotal	1,881	10,880

Plus
Cost of sales – Abril S.A.	493	1,126

Cost of properties sold	2,374	12,006

II. Cost of leases
Expenses (Exhibit H)	3,738	3,704

Cost of properties leased	3,738	3,704

III. Cost of fees for services
Expenses (Exhibit H)	1,077	792

Cost of fees for services	1,077	792

Total costs of sales, leases and services	7,189	16,502

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of March 31, 2005 and June 30, 2004

In thousand of pesos

Exhibit G

Items	Class	Amount	Prevailing exchange rate		Total as of March 31, 2005	Total as of June 30, 2004
Assets
Current Assets
Cash and banks:
Cash	US$	16	2.877000	(1)	47	14
Cash	EUR	0	3.731800	(1)	2	—
Banks	US$	10	2.877000	(1)	28	182
Banks	EUR	46	3.731800	(1)	172	162

Foreign accounts	US$	22,875	2.877000	(1)	65,811	6,817
Investments:
Boden 2013	US$	0	2.877000	(1)	2	1
Time Deposits	US$	—	2.877000	(1)	—	1,466
Mutual Funds	US$	3,847	2.877000	(1)	11,066	7,747
Mutual Funds	EUR	82	3.731800	(1)	307	288
Convertible Bond APSA 2006 (interest)	US$	635	2.917000	(1)	1,852	4,185
Banco Ciudad de Bs. As. Bond	EUR	83	3.731800	(1)	308	—
Interest “Banco Ciudad de Bs. As. Bond”	EUR	4	3.731800	(1)	14	14
Mortgages and leases receivables, net:
Debtors from sale of real estate	US$	20	2.877000	(1)	59	—
Other receivables:
Credit from barter of “E. Cruceros”	US$	2,000	2.877000	(1)	5,754	—
Prepaid expenses	US$	168	2.877000	(1)	482	—

Total Current Assets					85,904	20,876

Non-Current Assets
Investments:
Convertible Bond APSA 2006	US$	31,738	2.917000	(1)	92,579	91,487
Banco Ciudad de Bs. As. bond	EUR	168	3.731800	(1)	625	887
Amount paid in excess of face value for APSA convertible bonds	US$	8,626	2.917000	(1)	25,163	11,523
Other receivables:
Credit from barter of “Edificios Cruceros”	US$	—	—		—	5,836
Guarantee for swap of defaulted credit	US$	2,000	2.877000	(1)	5,754	—

Total Non-current Assets					124,121	109,733

Total Assets as of March 31, 2005					210,025

Total Assets as of June 30, 2005						130,609

Liabilities
Current Liabilities
Accounts payable	US$	119	2.917000	(1)	348	510
Mortgages payables	US$	750	2.917000	(1)	2,187	2,218
Customer advances	US$	7	2.917000	(1)	19	—
Taxes payable	US$	28	2.917000	(1)	82	60
Financial debts	US$	8,247	2.917000	(1)	24,058	12,192
Other liabilities
Related parties	US$	1,585	2.917000	(1)	4,623	—
Guarantee deposits	US$	46	2.917000	(1)	134	10

Total Current Liabilities					31,451	14,990

Non-current Liabilities
Financial debts	US$	114,143	2.917000	(1)	332,956	416,823
Other liabilities:
Other	US$	—	2.917000	(1)	—	22
Guarantee deposits	US$	388	2.917000	(1)	1,132	1,037

Total Non-current Liabilities					334,088	417,882

Total Liabilities as of March 31, 2005					365,539

Total Liabilities as of June 30, 2004						432,872

(1)	Official rate of exchange quoted by Banco Nación at March 31, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19.550, section 64, paragraph b)

For the nine – month periods beginning on

July 1, 2004 and 2003

and ended March 31, 2005 and 2004

In thousand of pesos

Exhibit H

Items	Total as of March 31, 2005	Cost of properties leased	Cost of properties sold	Cost of fees for services	Cost of hotel activity	Expenses			Total as of March 31, 2004
						Administration	Selling	Financing
Directors fees	3,570	—	—	—	—	3,570	—	—	—
Fees and payments for services	1,301	—	—	—	—	1,301	—	—	563
Salaries, bonuses and social security charges	3,811	—	—	—	—	3,811	—	—	3,830
Other expenses of personnel administration	106	—	—	—	—	106	—	—	82
Depreciation and amortization	4,230	2,794	—	—	—	744	—	692	3,761
Maintenance of buildings	1,337	944	372	—	—	21	—	—	2,022
Utilities and postage	11	—	—	—	—	11	—	—	11
Travel expenses	159	—	—	—	—	159	—	—	80
Advertising and promotion	211	—	—	—	—	45	166	—	165
Fees and expenses for property sold	256	—	—	—	—	—	256	—	533
Local transportation and stationery	60	—	—	—	—	60	—	—	87
Taxes, rates and assessments	2	—	—	—	—	2	—	—	17
Subscriptions and dues	170	—	—	—	—	170	—	—	217
Interest and indexing adjustments	23,406	—	—	—	—	—	—	23,406	28,704
Bank charges	208	—	—	—	—	—	—	208	132
Safety box and stockbroking charges	304	—	—	—	—	260	—	44	153
Doubtful accounts	—	—	—	—	—	—	—	—	26
Insurance	169	—	—	—	—	169	—	—	276
Security	—	—	—	—	—	—	—	—	4
Courses	32	—	—	—	—	32	—	—	5
Trust Result	—	—	—	—	—	—	—	—	—
Rents	241	—	—	—	—	241	—	—	301
Gross sales tax	353	—	—	—	—	—	353	—	323
Other	1,442	—	—	1,077	—	—	264	101	971

Total as of March 31, 2005	41,379	3,738	372	1,077	—	10,702	1,039	24,451

Total as of March 31, 2004		3,704	476	792	—	6,533	1,011	29,747	42,263

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of March 31, 2005 and June 30, 2005

In thousand of pesos

Exhibit I

	Without term	With maturity date												Interest
		Falling due	To due									Total with term	Total	No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed term	Variable term
03.31.2005
Assets
Investments	17,827	—	1,932	103	103	103	118,152	215	—	—	120,608	120,608	138,435	19,761	118,674	—
Receivables	56,750	240	2,505	167	5,895	24	39	17	2	20,890	29,539	29,779	86,529	86,469	60	—
Liabilities
Loans	—	—	22,894	4,404	4,404	4,404	22,016	219,211	44,032	46,793	368,158	368,158	368,158	15,720	183,985	168,453
Other liabilities	276	187	11,445	2,749	3,307	241	2,215	434	121	532	21,044	21,231	21,507	21,507	—	—

06.30.2004
Assets
Investments	13,416	—	5,882	—	—	—	295	103,306	296	—	109,779	109,779	123,195	17,832	105,363	—
Receivables	50,833	153	14,398	4,109	7	22	5,861	20	—	18,907	43,324	43,477	94,310	93,687	60	563
Liabilities
Loans	—	—	630	2,632	—	8,930	17,860	26,791	291,644	78,934	427,421	427,421	427,421	14,098	413,323	—
Other liabilities	284	148	4,371	6,390	381	2,469	1,269	1,427	126	586	17,019	17,167	17,451	17,451	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2005

Stated in thousand of pesos

1.	None

2.	None

3.	Additional information on assets and liabilities

	Falling due (Point 3.a.)		Without term	To be due (Point 3.c.)
Concept	03.31.2005	03.31.2005	Current	06.30.2005	09.30.2005	12.31.2005	03.31.2006
Receivables
Mortgages and leases receivables, net	240	—	952	1,309	3	1	17
Other receivables	—	—	—	1,196	164	5,893	7

Total	240	—	952	2,505	167	5,894	24

Liabilities
Customer advances	—	—	—	216	186	186	165
Taxes payables	—	—	—	3,564	20	2,733	20
Trade accounts payable	—	—		2,331	—	—	—
Mortgages payables	—	—		—	2,187	—	—
Other liabilities	—	187	276	5,030	36	112	56
Short and long term debts	—	—	—	22,894	4,404	4,404	4,404
Salaries and social securities payables	—	—	—	304	320	—	—

Total	—	187	276	34,339	7,153	7,435	4,645

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2005

Stated in thousand of pesos

3. (Continued)

Concept	Without term	To be due (Point 3.c.)						Total
	Non Current	03.31.2007	03.31.2007	03.31.2008	03.31.2008	03.31.2009	03.31.2010
Receivables
Mortgages and leases receivables, net	—	19	—	—	—	—	—	19
Other receivables	55,799	—	20	—	17	2	20,890	76,728

Total	55,799	19	20	—	17	2	20,890	76,747

Liabilities
Customer advances	—	738	—	82	—	—	—	820
Taxes payables	—	814	85	—	73	77	522	1,571
Other liabilities	—	—	854	—	279	44	10	1,187
Short and long term debts	—	—	22,016	—	219,211	44,032	46,793	332,052

Total	—	1,552	22,955	82	219,563	44,153	47,325	335,630

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2005

Stated in thousand of pesos

The classification of receivables and liabilities is as follows:

4-a.	Breakdown by currency and maturity

Items	Current			Non-current			Total	Total in local currency	Total in foreign currency	Total
	Local currency	Foreign currency	Total current	Local currency	Foreign currency	Total
Receivables
Mortgages and leases receivables, net	2,463	59	2,522	19	—	19	2,541	2,482	59	2,541
Other receivables	1,024	6,236	7,260	70,974	5,754	76,728	83,988	77,752	6,236	83,988

Total	3,487	6,295	9,782	70,993	5,754	76,747	86,529	80,234	6,295	86,529

Liabilities
Customer advances	734	19	753	820	—	820	1,573	1,554	19	1,573
Taxes payable	6.255	82	6,337	1,571	—	1,571	7,908	7,826	82	7,908
Trade accounts payable	1,983	348	2,331	—	—	—	2,331	1,983	348	2,331
Mortgages payables	—	2,187	2,187	—	—	—	2,187	—	2,187	2,187
Other liabilities	940	4,757	5,697	55	1,132	1,187	6,884	1,243	5,641	6,884
Short and long term debt	12,048	24,058	36,106	(904)	332,956	332,052	368,158	12,048	356,110	368,158
Salaries and social security payable	624	—	624	—	—	—	624	624	—	624

Total	22,584	31,451	54,035	1,542	334,088	335,630	389,665	25,278	364,387	389,665

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2005

Stated in thousand of pesos

4-b.	Breakdown by adjustment clause

Items	Current			Non-current				Total without adjustment clause	Total with adjustment clause	Total
	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Total
Receivables
Mortgages and leases receivables, net	2,522	—	2,522	19	—	19	2,541	2,541	—	2,541
Other receivables	7,260	—	7,260	76,728	—	76,728	83,988	83,988	—	83,988

Total	9,782	—	9,782	76,747	—	76,747	86,529	86,529	—	86,529

Liabilities
Customer advances	753		753	820	—	820	1,573	1,573	—	1,573
Taxes payable	6,337	—	6,337	1,571	—	1,571	7,908	7,908	—	7,908
Trade accounts payable	2,331	—	2,331	—	—	—	2,331	2,331	—	2,331
Mortgages payables	2,187	—	2,187	—	—	—	2,187	2,187	—	2,187
Other liabilities	5,697	—	5,697	1,187	—	1,187	6,884	6,884	—	6,884
Short and long term debt	36,106	—	36,106	332,052	—	332,052	368,158	368,158	—	368,158
Salaries and social security payable	624	—	624	—	—	—	624	624	—	624

Total	54,035	—	54,035	335,630	—	335,630	389,665	389,665	—	389,665

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2005

Stated in thousand of pesos

4-c.	Breakdown of accounts receivable and liabilities by interest clause

	Current				Non-current				Total	Total accruing interest	Total not- accruing interest	Total
Items	Accruing interest		Not Accruing interest	Total current	Accruing interest		Not Accruing interest	Total
	Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables
Mortgages and leases receivables, net	—	—	2,522	2,522	—	—	19	19	2,541	—	2,541	2,541
Other receivables	—	—	7,260	7,260	60	—	76,668	76,728	83,988	60	83,928	83,988

Total	—	—	9,782	9,782	60	—	76,687	76,747	86,529	60	86,469	86,529

Liabilities	—	—
Customer advances	—	—	753	753	—	—	820	820	1,573	—	1,573	1,573
Taxes payable	—	—	6,337	6,337	—	—	1,571	1,571	7,908	—	7,908	7,908
Trade accounts payable	—	—	2,331	2,331	—	—	—	—	2,331	—	2,331	2,331
Mortgages payables	—	—	2,187	2,187	—	—	—	—	2,187	—	2,187	2,187
Other liabilities	—	—	5,697	5,697	—	—	1,187	1,187	6,884	—	6,884	6,884
Short and long term debt	—	35,251	855	36,106	183,985	133,202	14,865	332,052	368,158	352,438	15,720	368,158
Salaries and social security payable	—	—	624	624	—	—	—	—	624	—	624	624

Total	—	35,251	18,784	54,035	183,985	133,202	18,443	335,630	389,665	352,438	37,227	389,665

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2005

Stated in thousand of pesos

5.	Intercompany

a.	Intercompany interest

See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 9)

Current mortgages and leases receivables

March 31, 2005
Related parties:
Abril S.A.	2
Alternativa Gratis S.A.	4
Alto Palermo S.A.	219
Altocity.Com S.A.	14
Consultores Assets Management S.A.	24
Cresud S.A.C.I.F.	166
Fibesa S.A.	4
Inversora Bolívar S.A.	502
Llao Llao Resorts S.A.	1
Red Alternativa S.A.	8
Tarshop S.A.	27

Other current receivables

March 31, 2005
Related parties:
Alto Palermo S.A.	8
Advances to employees	88

Other non-current receivables

March 31, 2005
Related parties:
Advances to employees	40

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2005

Stated in thousand of pesos

5.	(Continued)

Current investments

March 31, 2005
Related parties:
Alto Palermo S.A.	1,852

Non-current investments

March 31, 2005
Related parties:
Alto Palermo S.A.	92,579
Banco Hipotecario S.A.	117,688
Banco de Crédito y Securitización S.A.	4,360

Current accounts payables

March 31, 2005
Related parties:
Alto Palermo S.A.	205
Cresud S.A.C.I.F.	7
Fibesa S.A.	2
Altocity.com s.A.	5
Inversora Bolívar S.A.	12
Estudio Zang, Bergel & Viñes	61
Hoteles Argentinos S.A.	2

Long – term debt

March 31, 2005
Related parties:
Cresud S.A.C.I.F.	106,584

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2005

Stated in thousand of pesos

5.	(Continued)

Other current liabilities

March 31, 2005
Related parties:
Alto Palermo S.A.	20
Directors	3,570
Ritelco S.A.	4,623

Other non-current liabilities

March 31, 2005
Related parties:
Directors	8
Llao Llao Resorts S.A.	5

6.	Note 9.

7.	In view of the nature of the inventory, no physical inventories are performed and there are no frozen assets.

8.	See Notes 1.6.h., 1.6.i. and 1.6.j. to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.6.h., 1.6.i., 1.6.j. and 1.6.o. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2005

Stated in thousand of pesos

13.	Insured Assets.

	Insured amounts	Accounting values	Risk covered
ALSINA 934	3,000	1,436	Fire, explosion with additional coverage and debris removal
AV MAYO 595	4,400	4,308	Fire, explosion with additional coverage and debris removal
AV MAYO 595	370	4,308	Third party liability with additional coverage and minor risks
AVDA. MADERO 942	1,500	2,182	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	3,500	492	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	370	492	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	14,000	19,867	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	14,000	19,454	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	370	19,454	Third party liability with additional coverage and minor risks
DOCK 13	55	1,578	Fire, explosion with additional coverage and debris removal
DOCK 13	370	1,578	Third party liability with additional coverage and minor risks
LAMINAR PLAZA	15,000	30,710	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	40,000	42,108	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	370	42,108	Third party liability with additional coverage and minor risks
LIBERTADOR 602	1,500	2,594	Fire, explosion with additional coverage and debris removal
MADERO 1020	1,900	1,354	Fire, explosion with additional coverage and debris removal
MADERO 1020	370	1,354	Third party liability with additional coverage and minor risks
MAIPU 1300	27,000	44,793	Fire, explosion with additional coverage and debris removal
MAIPU 1300	370	44,793	Third party liability with additional coverage and minor risks
MINETTI D	100	33	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	11,500	17,488	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	370	17,488	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	350	122	Third party liability with additional coverage and minor risks
SANTA MARIA DEL PLATA	100	124,882	Fire, explosion with additional coverage and debris removal
SANTA MARIA DEL PLATA	370	124,882	Third party liability with additional coverage and minor risks
SARMIENTO 517	60	117	Third party liability with additional coverage and minor risks
SUIPACHA 652	20,000	10,476	Fire, explosion with additional coverage and debris removal
SUIPACHA 652	370	10,476	Third party liability with additional coverage and minor risks
SAN MARTIN DE TOURS	7,000	9,572	All risks, construction and assembly
TORRES JARDIN	750	245	Fire, explosion with additional coverage and debris removal

In our opinion, the above-described policies adequately cover current risks.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2005

Stated in thousand of pesos

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	In accordance which was stipulated in loans agreements, the Company shall not distribute dividends until these obligations be cancelled.

Buenos Aires, May 11, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
Current Assets	376,197	322,890	307,067	309,082	401,927
Non-Current Assets	2,032,317	1,795,858	1,789,245	1,262,943	1,458,753

Total	2,408,514	2,118,748	2,096,312	1,572,025	1,860,680

Current Liabilities	305,589	190,931	146,418	849,855	389,441
Non-Current Liabilities	471,744	564,601	705,439	57,322	237,527

Subtotal	777,333	755,532	851,857	907,177	626,968

Minority interest in subsidiaries	436,644	463,124	459,188	97,502	134,551

Shareholders’ Equity	1,194537	900,092	785,267	567,346	1,099,161

Total	2,408,514	2,118,748	2,096,312	1,572,025	1,860,680

3.	Consolidated result structure as compared with the same period for the four previous years.

	March 31, 2005	March 31, 2004	March 31, 2003	March 31, 2002	March 31, 2001
Operating income	85,090	38,650	23,820	41,462	23,445
Amortization of goodwill	(1,322)	(2,198)	(3,364)	—	—
Financial results	(3,297)	50,427	278,788	(516,093)	(73,794)
Equity in earnings (losses) of affiliated companies	58,728	(13,107)	(5,400)	(23,624)	17,076
Other (expenses) income	(6,263)	687	7,285	(3,108)	(16,716)

Income (loss) before taxes	132,936	74,459	301,129	(501,363)	(49,989)

Income tax/ asset tax	(41,255)	(24,424)	2,884	(6,184)	(2,396)
Minority interest	(13,476)	(4,804)	(38,142)	(3,921)	5,357

Net income (loss)	78,205	45,231	265,871	(511,468)	(47,028)

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

4.	Statistical data as compared with the same period of the four previous years.

Summary of properties sold in units and thousand of pesos.

Real Estate	Accumulated as of March 31, 2005	Accumulated as of March 31, 2004	Accumulated as of March 31, 2003	Accumulated as of March 31, 2002	Accumulated as of March 31, 2001
Apartments & Loft Buildings
Torres Jardín	—	—	161	1,919	5,512
Torres de Abasto	11	—	462	4,595	8,590
Alcorta Palace	—	—	1	589	—
Concepción Arenal and Dorrego 1916	—	—	100	121	4,085
Alto Palermo Park	—	—	3,865	9,227	820
Alto Palermo Plaza	—	—	3,322	2,757	2,513
Other	—	112	408	—	—

Residential Communities
Abril / Baldovinos	2,160	5,814	13,466	9,130	13,062
Villa Celina I, II and III	—	—	28	(52)	7
Villa Celina IV and V	—	23	—	85	2,708
San Jorge Village	—	—	—	—	—

Undeveloped parcels of land
Monserrat	—	—	—	—	1,803
Dique IV	—	—	—	—	12,310
Otras	—	89	—	—	—

Other
Av. de Mayo 701	—	—	—	—	3,108
Sarmiento 580	—	—	—	—	10,837
Serrano 250	—	—	—	—	2,814
Rivadavia 2243	—	—	—	3,168	—
Santa Fe 1588	—	—	—	8,165	—
Hotel Piscis	—	—	9,912	—	—
Dique II	—	5,211	—	—	—
Dique III	23,624	—	—	—	—
Libertador 498	—	—	2,313	—	—
Constitución 1111	—	—	1,988	—	—
Madero 1020	1,806	4,774	5,626	—	—
Madero 940	—	—	1,649	—	—
Other	825	419	736	791	191

	28,426	16,442	44,037	40,495	68,360

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

5.	Key ratios as compared with the same period of the four previous years.

	March 31, 2005		March 31, 2004		March 31, 2003		March 31, 2002		March 31, 2001
Liquidity ratio
Current Assets	376,197	=1.23	322,890	=1.69	307,067	=2.10	309,082	=0.36	401,927	=1.03

Current Liabilities	305,589		190,931		146,418		849,855		389,441

Indebtedness ratio

Total liabilities	777,333	=0.65	755,532	=0.84	851,857	=1.08	907,177	=1.60	626,968	=0.57

Shareholders’ Equity	1,194,537		900,092		785,267		567,346		1,099,161

Solvency

Equity	1,194,537	=1.54	900,092	=1.19	785,267	=0.92	567,346	=0.63	1,099,161	=1.75

Total liabilities	777,333		755,532		851,857		907,177		626,968

Freezen Capital

Non-Current Assets	2,032,317	=0.84	1,795,858	=0.85	1,789,245	=0.85	1,262,943	=0.80	1,458,753	=0.78

Total Assets	2,408,514		2,118,748		2,096,312		1,572,025		1,860,680

6.	Brief comment on the outlook for the coming year.

See attached.

Comments on operations for the quarter ended March 31, 2005

In the first quarter of 2005 activity levels kept growing, consolidating the upward trend of 2004. The GDP projected for this quarter reflects an unseasonalized growth of 1.5% to 1.8% as compared to the fourth quarter of 2004. This pace of growth continues to be good, although it is lower than the outstanding quarterly growth rates recorded in the second half of 2004.

The acceleration in the inflation rate during the first quarter of 2005, which escalated to 4% from January to March, aroused concern in the government and forced the Central Bank to implement a phased currency adjustment, flashing a warning sign on the markets in the sense that efforts are being made to prevent a major escalade in prices. These actions became effective in the month of April, when inflation rose 0.5%, showing a significant decrease from the 1.5% rise of March.

The Argentine government’s sovereign debt exchange offer had very good results, with a level of creditor acceptance of 76.07%. The government thus achieved a debt haircut of 65.2% in terms of net present value, surpassing any other debt restructuring processes worldwide. Although the delivery of the new bonds is still conditioned to the ruling of the 2nd U.S. Circuit Court of Appeals in New York, there are high chances of obtaining a decision favorable to the Argentine position. This major breakthrough is an opportunity to further strengthen economic expansion and could serve to capitalize substantial achievements hand in hand with increased investments.

The rate of confidence in the Government has continued to recover, rising 0.1 points during the quarter as compared to the previous quarter, mainly driven by the successful sovereign debt exchange.

The consumer confidence rate (CCR), that measures the consumers’ “mood” regarding short and medium term purchase decisions grew 4.29% in March as compared to the previous month, reaching 58.4 points. In addition, in this quarter it experienced an unseasonalized growth of 5.2 points as compared to the previous quarter. This ratio shows that domestic consumption continued to grow during this quarter. Despite the slowdown in the rate of sales, there was a slight increase in this quarter as compared to the same quarter of 2004. As concerns shopping centers, activity levels remained high, with a year-on-year change of 17.5%, that translates into our business results.

The construction industry grew 3.4% during the first quarter of 2005 as compared to the same period of the previous year, although it shows signs of stagnation for the first time in two years. The largest investments are made in private residential projects in large urban centers and other high-scale industrial and commercial projects. On the other hand, for the first time since the crisis of 2001, in January 2005 mortgage loan renewals exceeded repaid amounts. These are very positive signs taking into account the Company’s real estate business, which arouse promising prospects.

The hotel segment, and five star hotels in particular, was recently favored by the increase in the number of tourists with high purchasing power. As concerns the office segment, vacancy levels continue to decrease, reaching the lowest rates in the last six years.

For 2005, the economy is expected to feature an average growth in the whereabouts of 7%1 and inflation rate would range from 8 to 11%.

In this context, net results for the nine-month period ended March 31, 2005 showed a Ps.78.2 million profit as compared to a Ps.45.2 million profit recorded in the same period of fiscal year 2004. This income may be explained as follows:

Revenues increased by 46.3% or Ps.86 million, from Ps. 185.8 million as of March 31, 2004 to Ps.271.9 million as of March 31, 2005, reflecting (i) an increase of Ps.58.2 million in the shopping center segment; (ii) an increase of Ps.11.4 million in sales and developments; (iii) an increase of Ps.13.7 million in the hotel segment; and (iv) an increase of Ps.2.7 million in the offices and other rental properties segment.

The increase in revenues favorably impacted on our operating income, which stood at Ps.85.1 million as of March 31, 2005 compared to Ps.38.7 million as of March 31, 2004, representing a 119.9% increase. Operating income over total revenues stood at 31.3% in this nine-month period compared to 20.8% in the same period of the previous year.

Financial results recorded a loss of Ps.3.3 million compared to a profit of Ps.50.4 million as of March 31, 2004. The difference is mainly explained by the lower results from financial transactions, which decreased from a profit of Ps.84 million in the first nine months of fiscal year 2004 to a profit of Ps.26.6 million in this fiscal year. This significant variation is explained by the change in the method of recording our investment in Banco Hipotecario, since during the nine-month period ended March 31, 2004, the Company valued its interest in Banco Hipotecario at the share’s market value, which had showed a significant increase during that period. In addition, financing expenses have improved, descending from a loss of Ps.46.2 million in the nine-month period of 2004 to a loss of Ps.40.6 million in the same period of 2005.

Finally, results for this quarter have been boosted by higher income from our subsidiaries, which recovered from a loss of Ps.13.1 million as of March 31, 2004 to an income of Ps.58.7 million in this period. This increase is mainly explained by the income generated by our holding in Banco Hipotecario S.A. which has been recorded according to its proportional equity value in this period whereas in the previous period it was recorded at market value and therefore any appreciation was included in financial results.

Third quarter of fiscal year 2005 highlights, including significant operations occurred after the end of the period.

I. Offices and other Rental Properties

During the third quarter of fiscal year 2005, income from rental properties totaled Ps.13.7 million, up from Ps.10.9 million in the same period of fiscal year 2004.

Occupancy of our office buildings continued to experience a material recovery, reaching 89% during the first nine months of fiscal year 2005 as compared to 78% in the first nine months of the previous fiscal year.

[1]	Source: Estudio Broda y Asoc.

Below is information on our office space as of March 31, 2005.

Offices and Other Rental Properties

	Date of Acquisition	Leaseable Area Sqm(1)	Occupancy Rate (2)	Monthly Rental Income Ps./000 (3)	Total rental income for the period ended March 31 of fiscal year Ps./000 (4)			Book Value Ps/000 (5)
					2005	2004	2003
Offices
Inter-Continental Plaza (6)	11/18/97	22,535	96%	531	3,717	2,966	4,896	64,076
Libertador 498	12/20/95	10,533	91%	269	2,164	1,833	1,872	42,108
Maipú 1300	09/28/95	10,325	96%	244	1,986	1,482	1,692	44,793
Laminar Plaza	03/25/99	6,521	95%	194	1,765	1,717	2,332	30,710
Reconquista 823/41	11/12/93	6,100	0%	0	0	0	0	17,488
Suipacha 652 / 64	11/22/91	11,453	65%	68	424	392	397	10,476
Edificios Costeros	03/20/97	6,389	100%	105	920	579	370	19,454
Costeros Dique IV	08/29/01	5,437	100%	135	734	525	546	19,867
Other (7)	—	3,403	100%	63	582	440	464	9,201

Subtotal		82,696	85%	1,609	12,292	9,934	12,569	258,173

Other rental properties
Commercial properties(8)		4,336	97%	16	112	105	156	2,050
Other properties (9)		33,544	100%	57	611	433	1,267	4,879

Subtotal		37,880	100%	73	723	538	1,423	6,929

Management fees		N/A	N/A	N/A	637	457	506	N/A

TOTAL OFFICES AND OTHER(10)		120,576	89%	1,682	13,652	10,929	14,498	265,102

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Agreements in force as of 03/31/05 were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less impairment allowance, if applicable.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 and Sarmiento 517 (through IRSA).
(8)	Includes the following properties: Constitución 1111, Rivadavia 2768 and Alsina 934/44 (through IRSA).
(9)	Includes the following properties: Thames, one unit in Alto Palermo Park (through Inversora Bolívar S.A) and Madero 1020 (through IRSA). Cumulative revenues additionally include: In fiscal years 2003, the revenues from Alto Palermo Plaza (fully sold).
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

II. Shopping Centers - Alto Palermo S.A (“APSA”).

The following information relates to data extracted from the balance sheet of Alto Palermo S.A. (APSA), the company that operates our shopping centers, in which we had a 60.7% interest as of March 31, 2005.

APSA’s net income for the nine-month period was Ps.21.2 million, Ps. 16.4 million higher than the Ps.4.8 million income recorded in the same period of the previous year. This increase mainly reflects its higher operating income, which rose 98.6% to Ps.64.6 million as of March 31, 2005 from Ps.32.5 million as of March 31, 2004.

Total revenues as of March 31, 2005, were Ps.161.7 million, 56.4% higher than the Ps.103.4 million recorded in the same period of the previous year. This increase mainly reflects the excellent sales momentum of our shopping centers and the results of our continued efforts to improve our performance, which allows us to adjust renewed leases and increase basic rental charges to our lessees. In addition, revenues from our subsidiary Tarshop S.A. doubled, from Ps.21.5 million to Ps.43.6 million. Gross profit for the period increased by 88.9%, from Ps.52.6 million in the first nine months of fiscal year 2004 to Ps.99.4 million during the same period of fiscal year 2005.

In the nine-month period ended March 31, 2005, the Company continued to consolidate the efforts made since the Argentine crisis, attaining significant results compared to the same period of the previous fiscal year. The increase in operating income is particularly noteworthy, as it reflects the Company’s successful genuine business performance supported by the growth in sales and consumption. In addition, we continue developing the Alto Rosario project, increasing the number of stores and expanding even more the wide range of services offered to our customers.

Another salient aspect of this period was the successful debt restructuring that allowed the Company to attain a more suitable financing structure at sensibly lower costs.

Besides, during this quarter we purchased and/or repaid Pérez Cuesta S.A.C.I.’s financial indebtedness, most of which was in default prior to our taking over of the management of the shopping center. The improvement in Pérez Cuesta’s financial condition allows us to engage in several investment projects to refurbish the shopping center, which will result in higher revenues and increased sales.

Tenants’ sales have continued to grow to record levels, reaching Ps.1,225.5 million in the nine-month period ended March 31, 2005, 31.5% higher than those recorded in the same period of the previous year.

The business success of our tenants continues to increase demand for space at our shopping centers. In this way, we have reached an occupancy rate of 99.1%, one of the highest levels in our history. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our shopping centers portfolio.

The current bonanza in the retail sector, combined the management actions taken to accompany growth, allow us to enter into new lease agreements under better conditions. We thus increased the goodwill charge (also known as “key money”) required for the renewal or execution of new agreements at our shopping centers and obtained higher profits from the variable component of our revenues.

Tarjeta Shopping

Tarshop S.A. is a credit card company in which The Company holds an 80% interest.

For the nine-month period ended March 31, 2005, Tarshop S.A. recorded an income of Ps.4.9 million, a 93.5% increase compared to an income of Ps.2.5 million recorded in the same period of the previous year.

Net revenues had a significant increase of 102.8%, from Ps.21.5 million during the first nine months of fiscal year 2004 to Ps.43.6 million during this period. In addition, operating results increased 122.7% to Ps.7.5 million.

The credit portfolio including securitized coupons as of March 31, 2005 was Ps.169.2 million, compared to Ps.72.7 million as of March 31, 2004.

In the area of collections, short-term delinquency at March 31, 2005 has remained at the low levels recorded in the past quarters, reaching figures even lower than before the crisis. The three-month arrears was 2.65% as of March 31, 2005.

Restructuring of Pérez Cuesta S.A.C.I.’s indebtedness

During this quarter we concluded the restructuring of Pérez Cuesta S.A.C.I.’s financial indebtedness, most of which was in default prior to our taking over of the management of the shopping center.

On March 29, 2005, APSA assigned to Pérez Cuesta S.A.C.I. the purchase option executed by APSA with HSBC Bank Argentina S.A. for the same amount as that paid by APSA, i.e., Ps.0.7 million. On the same day, Pérez Cuesta S.A.C.I. exercised the option and fully discharged the loan by paying the sum of Ps.6.1 million.

In addition, on March 30, 2005, APSA purchased from Banco de Chile the claim held by this bank against Pérez Cuesta S.A.C.I. in the amount of US$ 8.5 million, thus becoming creditor of Pérez Cuesta for such amount. APSA intends to capitalize this loan for its purchase value.

On January 7, 2005, Pérez Cuesta repaid the first US$ 0.2 MM installment under the debt acknowledgment executed between Pérez Cuesta and Inversiones Falabella Argentina S.A. The remaining balance is US$ 0.8 million, payable in three annual installments as from January 2006.

Finally, on January 26, 2005, Pérez Cuesta S.A.C.I. repaid the debt it had with Banco de la Nación Argentina for Ps.3.2 million.

In order to repay these borrowings, APSA extended a Ps.11.5 million loan to Pérez Cuesta S.A.C.I.

Opening of Alto Rosario Shopping

On April 12, 2005 the second stage of Alto Rosario Shopping was opened, which increased the number of stores to 141, in line with our strategy of offering the widest range of products and major brands.

The third stage of the project is expected to be opened in the beginning of June. This stage includes the opening of the Showcase cinemas, which will have 14 state-of-the-art movie screens and 3,400 seats.

The final stage is the opening of the Museo de los Niños children attraction that is expected to consolidate the Shopping Center’s commercial offer. The shopping center will thus reassure its offering of diversified proposals according to the needs of the public, top-quality entertainment areas, first-line services and public spaces. As in our other shopping centers, we will seek customer identification with our proposal.

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy rate (2)	Total rental income as of March 31 of fiscal year Ps./000 (3)			Book Value Ps./000 (4)
				2005	2004	2003
Shopping Centers (5)
Alto Palermo	11/18/97	17,900	100%	27,078	20,304	19,635	215,388
Abasto	07/17/94	39,265	100%	24,911	19,220	14,978	204,719
Alto Avellaneda	11/18/97	27,462	100%	13,821	10,800	7,194	100,768
Paseo Alcorta	06/06/97	14,829	100%	14,559	11,289	8,886	66,328
Patio Bullrich	10/01/98	10,890	100%	12,908	9,124	7,698	117,084
Nuevo NOA Shopping	03/29/95	18,948	100%	2,782	2,010	1,505	28,298
Buenos Aires Design	11/18/97	14,488	97%	5,204	4,276	2,506	21,553
Fibesa and others (6)				8,171	5,099	2,971
Revenues Tarjeta Shopping				43,590	21,276	17,706
Mendoza Plaza (7)	12/02/2004	37,856	97%	5,653			74,549
Alto Rosario (8)	11/09/2004	14,603	99%	2,952			78,003

TOTAL SHOPPING CENTERS (9)		196,241	99%	161,629	103,398	83,079	906,690

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Total leaseable area in each property. Excludes common areas and parking spaces.
(3)	Total consolidated rents, according to RT21 method.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation less impairment allowance, if applicable.
(5)	Through Alto Palermo S.A.
(6)	Includes revenues from Fibesa S.A. and Alto Invest
(7)	Date of purchase according to the transfer of Perez Cuesta’s 49.9% interest to APSA. At present APSA holds a 68.8% equity interest.
(8)	Alto Rosario Shopping center opened on November 9, 2004.
(9)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements.

III. Sales and Developments

For the nine-month period ended March 31, 2005, the sales and developments segment recorded revenues of Ps.28.3 million, compared to Ps.17.0 million in the same period of the previous year. The higher revenues in the sales and development segment mainly reflect the swap executed in connection with the lot in Dique 3, which generated revenues of Ps.23.6 million.

Edificios Dique 3. In September 2004 we executed a swap and option agreement with DYPSA (Desarrollos y Proyectos Sociedad Anónima) in connection with lots 1c and 1e of Dique III in Puerto Madero to build under their sole responsibility two residential buildings of 37 and 40 floors. Under this agreement, lot 1c was exchanged for 28.50% of the total square meters to be built in the first tower, and a swap option was granted with respect to a second lot for 31.50% of the square meters to be built in the second tower. These transactions are secured by mortgages for US$ 8.03 million and US$ 10.8 million, respectively. The second transaction will be conditioned to meeting the deadlines set for the work schedule of the first tower. In November 2004, lot 1c was swapped, at a profit of Ps. 15.8 MM. Both the work plan and subdivision plan of the first tower have been already registered with the relevant governmental agencies.

Cruceros, Dique 2. Pre-sale of this project started during this quarter, and we began to execute the first preliminary purchase agreements.

San Martín de Tours. Pre-sale of this project is expected to start during the third quarter of 2005.

Emprendimiento El Encuentro, Benavídez. Infrastructure works are making progress. The rising prices of lots in the Northern area, especially in the vicinity of the project, anticipate the success of this venture.

Abril, Hudson, Province of Buenos Aires. All projected neighborhoods are being marketed and 94% of the lots have already been sold. There are 694 completed houses, 180 houses are under construction and 44 projects have been submitted.

Below is a detail of property being developed by IRSA as of March 31, 2005.

Development Properties

	Date of acquisition	Estimated cost / real cost ‘($ 000) (1)	Area intended for sale (m2) (2)	Total Units of lots (3)	Percentage Constructed	Percentage Sold (4)	Accumulated Sales ‘($ 000) (5)	Accumulated Sales as of March 31, of fiscal year (6) ($ 000)			Book Value ‘($ 000) (7)
								05	04	03
								($000)	($000)	($000)
Residential Apartments
Torres Jardin	18/7/96	56,579	32,339	490	100%	98%	70,028	—	—	161	245
Torres de Abasto (8)	17/7/94	74,810	35,630	545	100%	100%	109,256	11	—	462	540
Torres Rosario (15)		—	—	—	—	—	—	—	—	—	19,253
Palacio Alcorta	20/5/93	75,811	25,555	191	100%	100%	76,582	—	—	1	—
Concepción Arenal	20/12/96	15,069	6,913	70	100%	99%	11,626	—	—	100	33
Alto Palermo Park (9)	18/11/97	35,956	10,488	72	100%	100%	47,467	—	—	3,865	—
Others (10)		50,196	23,900	184	N/A	99%	57,325	—	112	3,730	13

Subtotal		308,421	134,825	1,552	N/A	N/A	372,284	11	112	8,319	20,084

Residential Communities
Abril/Baldovinos (11)	3/1/95	130,955	1,408,905	1273	100%	94%	211,714	2,160	5,814	13,466	7,861
Villa Celina I, II y III	26/5/92	4,742	75,970	219	100%	99%	13,952	—	—	28	43
Villa Celina IV y V	17/12/97	2,450	58,373	181	100%	100%	9,505	—	23	—	—
Other properties		—	—	—	—	—	—	—	—	—	—

Subtotal		138,147	1,543,248	1,673	N/A	N/A	235,171	2,160	5,837	13,494	7,904

Land Reserve
Puerto Retiro (9)	18/5/97		82,051		0%	—	—	—	—	—	46,397
Caballito	3/11/97		20,968		0%	—	—	—	—	—	19,898
Santa Maria del Plata	10/7/97		715,952		0%	—	—	—	—	—	124,882
Pereiraola (11)	16/12/96		1,299,630		0%	—	—	—	—	—	21,875
Dique 4 (ex Soc del Dique)	2/12/97		4,653		0%	50%	12,310	—	—	—	6,399
Benavidez	2/12/97		989,423		0%	100%	11,830	—	89	—	—
Others (13)			3,527,493		—	—	—	—	—	—	77,937

Subtotal			6,640,170		N/A	N/A	24,140	—	89	—	297,388

Other

Hotel Piscis	30/9/02	5,231		1	100%	100%	9,912	—	—	9,912	—
Santa Fe 1588	2/11/94	8,341	2,713	20	100%	100%	8,166	—	—	—	—
Rivadavia 2243/65	2/5/94	8,166	2,070	4	100%	100%	3,660	—	—	—	—
Libertador 498	20/12/95	7,452	2,191	3	100%	100%	5,931	—	—	2,313	—
Constitucion 1159	16/6/94	2,314	2,430	1	100%	100%	1,988	—	—	1,988	—
Madero 1020	21/12/95	16,008	5,056	8	100%	100%	14,734	1,806	4,774	5,626	1,261
Madero 940	31/8/94	2,867	772	1	100%	100%	1,649	—	—	1,649	—
Dique 3 (12)	9/9/99		10,474	3	0%	30%	23,624	23,624	—	—	18,059
Other Properties (14)		83,963	40,412	263	100%	92%	102,427	—	5,630	736	11,150

Subtotal		134,342	66,118	304	N/A	N/A	172,091	25,430	10,404	22,224	30,471

Subtotal		580,910	8,384,361	3,529	N/A	N/A	803,686	27,601	16,442	44,037	355,848

Management fees								742	509	460

TOTAL (16)		580,910	8,384,361	3,529	N/A	N/A	803,686	28,343	16,951	44,497	355,848

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02.28.03.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT4 method adjusted for inflation until 02.28.03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation until 02.28.03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvement plus activated interest of properties consolidated in portfolio at March 31, 2003, adjusted for inflation until 02.28.03.
(8)	Through Alto Palermo S.A.
(9)	Through Inversora Bolívar S.A.
(10)	Includes the following properties: Dorrego 1916 through IRSA, República de la India 2785, Arcos 2343, Fco. Lacroze 1732, Yerbal 855, Pampa 2966 and J.M. Moreno 285 fully sold (through Baldovinos) and Alto Palermo Plaza (fully sold) through Inversora Bolívar.
(11)	Directly through IRSA and indirectly through Inversora Bolívar S.A.
(12)	Through Bs. As. Trade & Finance S.A.
(13)	Includes the following land reserves: Torre Jardín IV, Constitución 1159, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through Inversora Bolívar S.A.) and Terrenos Alcorta, Neuquén, Caballito, and the Coto project (through APSA S.A.).
(14)	Includes the following properties: Jerónimo Salguero and Puerto Madero Dock 13 (through IRSA), Montevideo 1975 (Rosario) (fully sold), Sarmiento 517, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. de Mayo 701, Rivadavia 2768 and Serrano 250 (fully sold through IRSA).
(15)	Through Alto Palermo S.A.
(16)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.

IV. Hotels

Income from the hotel segment recorded a significant increase, from Ps.54.6 million in the first nine months of fiscal year 2004 to Ps.68.3 million in the same period of this fiscal year.

This result reflected both the increase in occupancy rates and average prices. During the first nine months of fiscal year 2005, the accumulated average occupancy rate in our hotels increased notably, reaching 79% as compared to 72% in the same period of the previous year. Rates also improved, with an average price per room of Ps.325 in this period as compared to Ps.279 in the previous period.

The substantial upsurge in the hotel industry in Argentina has encouraged us to increase our investments in this segment. Therefore, we have started construction of 42 suites in the Llao Llao hotel with a view to increasing its current capacity. Besides, the larger number of passengers that the hotel will accommodate once expansion works are completed has led us to start works for increasing the hotel’s infrastructure services. These expansion works and improvements will not only help increase occupancy but will also raise average prices.

Below is information on our hotels for the nine-month period ended March 31, 2005.

Hotels

Hotel	Date of acquisition	Number of Rooms	Average occupancy (1)	Avg. Price per room Ps.(2)	Accumulated sales as of March 31, of fiscal years (Ps.000) (3)			Book value as of 03/31/05 (Ps. 000)
					2005	2004	2003
Inter-Continental (4)	Nov-97	309	74.8%	225	25,529	19,606	17,162	55,487
Sheraton Libertador (5)	Mar-98	200	85.5%	270	14,955	11,425	8,546	36,772
Llao Llao (6)	Jun-97	158	77.0%	571	27,782	23,545	19,040	31,537
Hotel Piscis (7)	Sep-02	—	—	—	—	—	334	—
Total		667	79%	325	68,266	54,576	45,082	123,796

Notes:

(1)	Average in the period.
(2)	Average in the period.
(3)	Corresponds to our total sales consolidated by the R21 method adjusted by inflation up to 02/28/03.
(4)	Through Nuevas Fronteras S.A. (subsidiary of Inversora Bolívar S.A.).
(5)	Through Hoteles Argentinos S.A.
(6)	Through Llao Llao Resorts S.A.
(7)	Hotel Piscis was sold on March 19, 2003.

V. Financial and other transactions

Exercise of warrants and conversion of Convertible Bonds. On March 31, 2005, warrants issued by our company were exercised for a total of US$ 19.1 million par value, resulting in the issue of 35 million shares. Total proceeds from this transaction were US$ 22.9 million.

Also on that date, our debt was reduced by the conversion of Convertible Bonds of US$ 22.8 million par value, representing 41.8 million shares.

As of March 31, 2005, the amount of outstanding Convertible Bonds and warrants was US$ 63.4 million and US$ 67.7 million, respectively, while the number of outstanding shares totaled 338.4 million of Ps. 1 par value each.

After March 31, 2005, 4.9 million additional Convertible Bonds were converted, resulting in the issue of 8.98 million shares. Therefore, the amount of outstanding shares totals 347.3 million and 58.5 million Convertible Bonds are pending cancellation.

Repo transactions with Alto Palermo S.A. (APSA). In January 2005, Ps.5.1 million were repaid as principal and interest under the notes issued by Alto Palermo and Shopping Alto Palermo S.A.

Repayment of notes and syndicated loan. Regarding the US$ 37.4 million notes, in February 2005 the first principal payment was made for US$ 0.93 million. Also in that month, a US$ 0.58 million principal payment was made under the Syndicated Loan.

Execution of derivative contract. In March 2005, a Credit Default Swap derivative contract was entered into by IRSA and Credit Suisse, which required the posting of collateral for the account of IRSA in the sum of US$ 2.0 million. In addition, the loan taken by Hoteles Argentinos S.A., held by Ritelco S.A., was sold to Credit Suisse against the payment of US$ 8.0 million. Such loan held by Credit Suisse is linked to the above-mentioned derivative contract.

Collection of dividends. In February 2005, Inversora Bolivar S.A. paid IRSA Ps. 4.1 million as dividends for the order and account of Palermo Invest S.A.

APSA – Financial Debt. Since the beginning of this year, APSA has restructured a large portion of its financial debt, aligning maturities to our cash flow generation and obtaining substantial reductions in our financial cost.

On January 13, 2005, APSA repaid the balance of its class B-1 Ps. 120 million notes for Ps. 5.9 million, thus fully retiring these notes.

On March 4, 2005, APSA took a US$ 11 million loan from Deutsche Bank, US$ 5 million of which were repaid by APSA on April 4, 2005. The balance of US$ 6.0 million will be repaid in two equal installments due in February and August 2006. The agreed rate was Libor + 325 basis points. The proceeds of the loan were used to restructure Pérez Cuesta S.A.C.I.’s indebtedness.

On March 30, the swap agreement whereunder on April 1, 2005 we collected US$ 5.0 million plus interest accrued on the escrow deposit, expired.

On April 7, 2005, APSA retired the final Ps. 48.4 million balance under its 14.875% notes issued in 2000. For purposes of this retirement, APSA took a Ps.50 million-syndicated loan from two financial institutions. The loan is repayable in four half-yearly installments of Ps. 12.5 million each, to fall due as from October 2005. The agreed interest rate under this loan was 7.875% for the first year, and the interest rate for time deposits between Ps.100,000 and Ps.500,000, up to 59 days, reported by the Central Bank plus 3% for the second year.

The interest rate differential between the retired notes and the new loan reduces the Company’s annual financial cost by approximately Ps. 3.5 million.

After this restructuring, the company has no future principal maturities to face during the rest of the year.

VI. Brief comment on prospects for the next quarter

In the third quarter of fiscal year 2005 the economic expansion trends already observed throughout 2004 gained strength. In addition, the successful sovereign debt exchange paved the way for a more foreseeable economic environment that favors the materialization of future investments. The sustained growth of economic indicators and satisfactory business performance encourage us to continue developing new investment projects in the search for new business opportunities.

Regarding the shopping center segment, we plan to continue improving our wide variety of commercial proposals in accordance with our consumers’ needs and latest industry trends. We also continue to evaluate several new projects to take advantage of opportunities in the most densely populated cities of Argentina.

A landmark in this period was the successful restructuring of APSA’s debt, which allowed to attain a more suitable financing structure at a substantially lower cost to the Company, in anticipation of future developments.

In connection with the Alto Rosario project, after the opening of the second stage and having increased to 141 the number of stores, we will continue working towards finalizing the remaining stages of the project as scheduled.

On the other hand, hotels have continued to increase occupancy rates due to the larger number of tourists who visit our country. These favorable prospects have underpinned the development of new expansion works to increase capacity in the Llao Llao Hotel.

During the next quarter, we will continue making progress in the various developments we have started in order to complete works within the deadlines set. Finally, we will continue to evaluate the execution of different projects for developing our land reserves, as well as the purchase of new development lands at attractive prices to add value to our portfolio.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2005, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2005 and 2004 and the complementary notes 1 to 13 and exhibits A, C, D, E, F, G, H and I. Furthermore, we have reviewed the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries for the nine-month periods ended March 31, 2005 and 2004, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	As described in Note 1.6.i. to the financial statements, as a result of the Company’s purchase of Banco Hipotecario S.A. and subsidiaries (BHSA) shares and the exercise of options (as further discussed in Note 16 to the consolidated financial statements), the Company changed its method of accounting for its investments in BHSA. Under the new accounting method, adopted as of June 30, 2004, the investments in BHSA are accounted for under the equity method of accounting. The independent auditors’ report on the financial statements of BHSA as of March 31, 2005, dated May 5, 2005, includes an explanatory paragraph describing uncertainties which might affect BHSA. These uncertainties relate to the National government’s fulfillment of its obligations with BHSA represented by securities and other financing, and further the corresponding recoverable value of these assets held by BHSA. As of March 31, 2005, the investments in BHSA account for approximately 13% of the total basic assets and 9% of the total consolidated assets of IRSA Inversiones y Representaciones Sociedad Anónima. The future outcome of the uncertainties described before could have an adverse effect in the valuation of these investments.

Limited Review Report (Continued)

4.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2004 and 2003, on which we issued a qualified report on September 7, 2004 regarding the circumstances indicated in point 3. of this report, we report that:

a)	The financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2005 and 2004 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires include all significant facts and circumstances of which we are aware, and we have no observations to make on them other than those indicated in point 3 above.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2004.

5.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2005, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 59 thousand, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 11, 2005

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	José Daniel Abelovich
Andrés Suarez	Public Accountant (U.B.A.)
Public Accountant (U.B.A.)	C.P.C.E.C.A.B.A. Tº 102 Fº 191
C.P.C.E.C.A.B.A. Tº 245 Fº 61	Professional Registration of the Firm
C.P.C.E.C.A.B.A. Tº 1 Fº 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: May 20, 2005